MGM MIRAGE 2004 ANNUAL REPORT

defining momentum


MGM

mo·men·tum

(n) pl mo·men·ta / or mo·men·tums / : 1. strength or force gained by motion through a series of moments or events producing velocity.



2000

BELLAGIO ADDS A JEWEL TO THE FAMILY CROWN. The Mirage Resorts merger provided outstanding resorts, people and land, and has propelled our earnings and provided an unparalleled platform for future growth.



2003

BORGATA CHANGES THE FACE OF ATLANTIC CITY
Borgata is launched in Atlantic City with our joint-venture partner Boyd Gaming. Borgata has been a tremendous success, raising the bar for casino entertainment in that market.



2004


MANDALAY BAY

[illegible] Mandalay Resort Group will add iconic resorts and great people to our family. We will own 832 acres in the heart of Las Vegas, the fastest growing city in the United States.

2009



[illegible] Project CityCenter – an ambitious multi-dimensional urban plan – will contribute to the remarkable transformation of Las Vegas as an emerging city of global significance.

POINTS IN TIME

DEFINING MOMENTS OF MGM MIRAGE

19
96


NEW YORK
NEW YORK

THE NEW YORK-NEW YORK SKYLINE BECOMES A TOWERING PRESENCE IN THE PORTFOLIO. We acquired Primadonna Resorts to gain full ownership of the spectacular New York-New York as well as three hotel-casinos on the Nevada state line and two championship golf courses.

19
93


MGM
THE CITY OF ENTERTAINMENT
GRAND

IT ALL BEGINS WITH MGM GRAND. MGM Grand, the largest hotel-casino in the world, opened to great fanfare. "The City of Entertainment" redefined the urban resort and provided the foundation for our company's momentous growth.

MGM MIRAGE DEFINES MOMENTUM

"Your company has undergone several defining moments throughout its history."

From its roots some 35 years ago with the opening of the International Hotel, we have played a leading role in continuously redefining the Las Vegas experience.

We announced two significant initiatives in 2004 that, taken together, give your company unrivaled momentum to set industry standards for creativity, performance and responsibility for decades to come.

Defining Momentum for Las Vegas

Our merger agreement with Mandalay Resort Group and our plans to develop Project CityCenter on the Las Vegas Strip are among the most significant announcements in Las Vegas history. As this fabled city begins its second hundred years, MGM MIRAGE is positioned like no other company to take advantage of unsurpassed growth opportunities in the most dynamic gaming and entertainment market in the world.

Project CityCenter will uniquely re-position Las Vegas like no other project before it. Far more than simply another casino-hotel, Project CityCenter encompasses a myriad of elements that will propel Las Vegas into a new generation of urban sophistication.

While additional details of this extraordinary development will come in the months ahead, I am pleased to tell you that we have secured the services of the internationally acclaimed architect Cesar Pelli to design our anchor resort at the heart of Project CityCenter.

Cesar Pelli & Associates has worked with corporate, government and private clients to design major public spaces, museums, airports, research centers, performing arts centers, academic buildings, hotels, office and residential towers and mixed-use projects.

The work of Cesar Pelli is not constrained by a personal style or a signature that would limit his architecture; instead, it celebrates the unique characteristics of each project. Using this approach, he has designed several exceptional buildings in the United States and abroad.

We are very excited about our partnership with Mr. Pelli and his colleagues and believe they will deliver for MGM MIRAGE and the residents of Southern Nevada a building of iconic stature around the world.



J. TERRENCE LANNI Chairman & Chief Executive Officer



BELLAGIO SPA TOWER
The quintessential luxury hotel is now even more opulent. This expansion includes 928 rooms and suites, 80,000 square feet of convention space, retail outlets, and restaurants.



SHIBUYA MGM GRAND
Designed by superstar team Yabu Pushelberg, Shibuya features stellar sushi and the widest sake selection this side of the Pacific, all served in a sleek, airy ambiance.



CRAVINGS THE MIRAGE
The zenith of all-you-can-eat. Designed by Adam Tihany, Cravings boasts 11 cooking stations, a street of unique restaurants, and an array of temptations in what's unquestionably the ultimate buffet dining experience.

Defining Momentum for Our Industry

The gaming industry in America is maturing, and international expansion, while exciting in select markets, remains challenging. As a result, your company has pursued a growth strategy that calls for maximizing the assets we currently own and seeking prudent development opportunities and strategic acquisitions.

Upon completion of our merger with Mandalay, MGM MIRAGE will be the world's leading gaming and leisure company. The combination will result in a well-capitalized company uniquely situated to invest in its current portfolio in addition to creating new projects in the United States and around the world.

We believe this is an outstanding transaction for the shareholders of both companies. With this acquisition, we will own, operate and have investments in 28 properties throughout Nevada, Mississippi, Illinois, Michigan, and New Jersey.

The combined company will have an asset portfolio which includes some of the most widely recognized brand names in the world. These properties cater to a broad customer base, ranging from value-oriented to the ultra-high end. Each resort provides a unique customer experience through its specific personality and combination of amenities.

We also will have at Mandalay Bay the fifth largest convention center in the United States, providing the company with a great resource to further develop the business travel and convention market.



Mystère® by Cirque du Soleil®

But the bricks and mortar tell only part of the story of this transaction. At the heart of Mandalay is its people. Mandalay employees at all levels are energetic and talented and will be a tremendous asset to us. Together, we will become a family in excess of 70,000 people committed to delivering the best possible experiences for our guests. The transaction also will create unparalleled opportunities for our entire family of employees.

In short, this groundbreaking transaction creates unstoppable momentum for all stakeholders in the MGM MIRAGE family.

Defining Momentum in our Properties

In 2004, your company invested over $690 million of capital in the creation of new restaurants, clubs, shows and nightspots as well as the development of strategic enhancements to existing amenities. These investments generated exceptional returns in a time when competition for the entertainment dollar has never been higher.



FIX BELLAGIO Classic American fare using the freshest fish, meat, and poultry cooked to order on a wood-burning grill. Costa Rican Padouk wood inspires a warm environment in a unique, vibrant design.


EARNINGS PER SHARE
$2.85
$1.61
$1.83
$0.00
$0.50
$1.00
$1.50
$2.00
$2.50
$3.00

EXPANDING WITH EXCELLENCE

BELLAGIO underwent a significant expansion during 2004 resulting in the opening of the Spa Tower and several important new amenities at this AAA Five Diamond property. Bellagio remains Las Vegas' first and only hotel-casino to receive this prestigious recognition. These new additions add dimension and depth to the world-famous experience awaiting guests at Bellagio.

MGM GRAND LAS VEGAS completed a transformation, begun in 2003, of its food and beverage and entertainment offerings. MGM Grand is one of the must-see attractions of Las Vegas, with Cirque du Soleil's newest production, *KÀ*™, and several of the Strip's finest restaurants and hottest nightspots.

TI's transformation was no less extensive, as the property's management team conceived and implemented a program to enliven the property with new restaurants and nightlife.

THE MIRAGE was the site of a revolution in Las Vegas' history as the venerable buffet was given new life as a top dining establishment, Cravings. Others may follow this lead, but The Mirage was the first property to breathe new life into what remained of the last bastion of "old" Las Vegas.


47.6%
19.5%
18.0%
14.9%

2004 Revenue Mix
☐ Casino
■ Rooms
☐ Food & Beverage
☐ Entertainment, Retail, & Other

These investments in your company's future paid dividends even before the year was out. We established a new record for net revenues posting $4.2 billion, a 10% increase over 2003.

Your company's resorts produced record EBITDA of $1.46 billion, an increase of 23% over 2003, while operating income was $951 million, an increase of 36%, with record results at Bellagio, MGM Grand Las Vegas and Beau Rivage.

Defining Momentum in the Community

I've spent 27 years in this profession and the incredible generosity of our employees never ceases to amaze me. Shortly after the merger with Mirage Resorts in 2000, we established the Voice Foundation. This allows employees to express themselves in the communities we serve by providing them a mechanism to raise monies for worthy causes. It's their money and they decide where it goes. Your company provides the marketing and administrative support.

In each year since we established the program, employees have given record amounts to support a



KÀ The most spectacular production ever, by a troupe renowned for its pageantry. Cirque du Soleil's *KÀ* debuted at a new theatre at MGM Grand in the fourth quarter of 2004.

What exactly is a defining moment? Try a multi-billion dollar project centered in the heart of Las Vegas.



SKYLOFTS MGM Grand A private sanctuary of sleek, elegant two-story accommodations, offering discerning guests the quintessential loft environment - harmonizing design, décor, ambiance and unparalleled vistas.



BELLAGIO SPA Unique design elements, combined with an international array of innovative treatments and specially trained therapists, provide the ultimate indulgent experience.



TEATRO MGM Grand A new genre of Las Vegas nightlife where European club influences permeate. DJs spin jazz/house throughout the evening, giving way to an energetic after-hours vibe with live catwalk entertainment.

wide array of community needs. From homeless shelters to after-school programs, MGM MIRAGE employees have generously donated more than $8 million since 2001.

Your company also sets aside a portion of its profits each year to be given to important programs intended to build stronger communities. Since 2001, your company has given more than $18 million to support such programs.

Defining Momentum in Our Family

Our momentum is driven from within by acknowledging the contributions of each and every one of our employees, business partners and customers. Our commitment to diversity is recognition of the fact that in today's ever-changing marketplace, we must reflect that which we see in the world around us.

This commitment should be seen as a common-sense business decision. That said, we are proud of the recognition our Diversity program has received, including accolades from prestigious media such as *Fortune* and *DiversityInc.* magazines.

Since formalizing our program only four years ago, we've made enormous strides. There is still progress to be made and your company has the momentum to remain at the forefront on diversity initiatives, providing yet another advantage for sustaining performance in the long term.



(from left to right) **KENNETH ROSEVEAR** President, MGM MIRAGE Development; **JOHN T. REDMOND** President & CEO, MGM Grand Resorts, LLC; **J. TERRENCE LANNI** Chairman & CEO, MGM MIRAGE; **ROBERT H. BALDWIN** President & CEO, Mirage Resorts, Incorporated & President, Project CityCenter; **GARY N. JACOBS** Executive Vice President, General Counsel & Secretary, MGM MIRAGE; **JAMES J. MURREN** President, CFO & Treasurer, MGM MIRAGE

Defining Momentum in the Future

Your company achieved many business goals in 2004 and set in motion plans for future growth. These initiatives will provide unmatched returns. We have also created unrivaled opportunities for our employees and will continue our rich history of strengthening the communities in which we do business.

As exciting as 2004 was, our momentum will carry us to even greater achievements in 2005 and beyond.

J. TERRENCE LANNI
Chairman of the Board & Chief Executive Officer
March 31, 2005



SENSI BELLAGIO An eclectic menu features diverse cuisines in an earthy arena replete with waterfalls and chrome. A bold wine list complements Chef Martin Heierling's sumptuous work.



JEAN-PHILIPPE PATISSERIE BELLAGIO A mesmerizing fountain of cascading liquid chocolate showcases a splendid selection of chocolates, cakes, crêpes, salads and sandwiches.



ISLA TI Designed by Jeffrey Beers, Isla brightens all the senses. Chef Richard Sandoval gives an innovative and modern interpretation of traditional Mexican cuisine.

strength

(n) [ME < OE *strengou*.] 5. Firm will or character: moral courage or power.


MIRAGE
MIRAGE
TREASURE ISLAND
BEAU RIVAGE


MGM GRAND

The Mandalay merger will create a powerful combination of assets and people positioned to compete far more strongly than either company individually.

With ever-increasing competition from tribal gaming in California as well as the continuing growth of gaming across the country and abroad, we are positioned to grow through improved performance at existing properties and development of strategic real estate obtained in the merger.

MGM MIRAGE and Mandalay combined will create an unmatched collection of the world's most famous resorts in the gaming, entertainment and travel markets. Customers will benefit from choices in all market segments. Lastly, of significance in determining the value of this transaction for shareholders, the merger with Mandalay will be immediately accretive.

Extraordinary choices for our customers, unrivaled opportunities for our employees and outstanding returns for our shareholders all add up to make the merger with Mandalay a defining moment in company history.


MANDALAY BAY
CONVENTION CENTER


MANDALAY BAY

WISELY





The announcement of the merger between MGM MIRAGE and Mandalay Resort Group was one of the seminal moments of 2004.

USING OUR STRENGTH...



motion

(n) 1. An act, process, or instance of moving. 2. A proposal for action.



Our growth strategy calls for prudent and strategic development of our real estate assets to maximize shareholder value.



ATLANTIC CITY LAND/BORGATA EXPANSION Our prime real estate in Atlantic City, in a location we defined as Renaissance Pointe, holds spectacular [illegible]



SETTING THE FUTURE IN MOTION





MGM GRAND MACAU Our joint venture has secured a prime location to develop and construct an exciting addition to this dynamic gaming destination.

While the international opportunities for growth remain to be fully defined, in 2004 MGM MIRAGE entered into a joint venture agreement with Pansy Ho Chiu-king to develop, build and operate a major hotel-casino resort in Macau S.A.R. No other international market has shown its ability to sustain improved growth even as the government takes important steps to modernize its regulatory structure. We have methodically moved through the regulatory process and look forward to initiating construction in 2005 and opening in 2007.

We continue to monitor and pursue opportunities as they arise in the United Kingdom. The bill modernizing British gaming law has moved steadily through the legislative process throughout the year. Several key issues are yet to be resolved, but we remain hopeful that Great Britain will become one of the world's leading jurisdictions with significant growth opportunities for decades to come.

We are also excited about the emergence of possible new jurisdictions in the Far East. We plan to pursue additional development opportunities as they become available, as we believe that the Far East holds considerable promise as a growing gaming market.

Domestically, we are selectively expanding our presence as well, moving into markets and business lines where our superior brands and assets can provide the best returns. In Las Vegas we will maximize the use of our vast land holdings, beginning with The Residences at MGM Grand. This unique venture is a breakthrough combination of a hotel and condominiums – the first of its kind in Las Vegas. In Atlantic City, we own an exceptional site for future development. The already successful Borgata is prepared to grow bigger and better. Expansion plans include more casino space, a new hotel tower, more restaurants, retail outlets and an expanded spa.





THE RESIDENCES AT MGM GRAND Our joint venture with Turnberry Associates to build luxury condo/hotels ignited a flurry of development in Las Vegas.

ve·lo·city

(n) 1. [illegible]: quickness of motion: speed <the velocity of light.







RESIDENTIAL In lofts, brownstones and high-rise buildings, residential options abound to populate the new city and energize the surrounding areas.



ENTERTAINMENT From street performers to Broadway shows, our entertainment will evoke the best of New York or London.

We have been working for some time on conceiving the best use of the 66 acres between Monte Carlo and Bellagio, the most significant piece of undeveloped land remaining on the Las Vegas Strip. We certainly could have come up with a spectacular casino-hotel. But, the truth is, Las Vegas is ready for so much more.

As the city eclipses two million residents on its way to passing three million by the end of the decade, and with land prices on the Strip soaring, it has become clear that there is a much better and higher use for this location. As Las Vegas marks its Centennial, Project CityCenter stands [illegible] for development in this fabled [illegible]

Project CityCenter represents a new era of the urban complex, one that encompasses tourism, entertainment, gaming, retail and residential elements. Only MGM MIRAGE has the momentum – financially, intellectually and professionally – to effectively develop such a project.

The signature building within Project CityCenter is the 4,000-room hotel-casino. The internationally acclaimed architect Cesar Pelli has been commissioned to design this iconic structure. Pelli's initial concept drawing defines a new generation of urban landscape for the Las Vegas Strip, one which includes gaming at its economic center but not as an emotional centerpiece.

Project CityCenter will provide the momentum for the next [illegible] for your company and Las Vegas.



THE SITE Located in the heart of the Las Vegas Strip, Project CityCenter will dwarf every development that preceded it. Its 66 acres will include a 4,000-room hotel-casino and three boutique hotels.


PROJECT CITYCENTER
Interstate 15
Tropicana
MONTE CARLO
NY/NY
BELLAGIO
Flamingo
THE MIRAGE
TI
Spring Mountain
Las Vegas Blvd.
MGM GRAND
THE RESIDENCES AT MGM GRAND
N


and living become one, like
the great cities of San
Francisco and Paris.
Project CityCenter has already captured the imagination of architects and designers around the world as the concept has been widely praised for its vision.
BUILDING CONTINUOUS VELOCITY

DEVOTION TO SERVICE

For us, it is a measure of responsible corporate citizenship. The MGM MIRAGE Corporate Charitable Giving Program is the principal source of financial donations to community and social initiatives. Funded by a percentage of the company's net profits, the Corporate Charitable Giving Program supports various community efforts impacting four critical areas:

CHILDHOOD DEVELOPMENT Community-based programs that focus on the overall development and well-being of children.

COMMUNITY DEVELOPMENT Programs that focus on low-income or socio-economically disadvantaged communities.

DIVERSITY Programs which are inclusive receive priority in funding. This includes efforts that encourage economic development and enhance individual and community resources.

EDUCATION Programs and efforts to strengthen public education from kindergarten through higher education.

Through various education partnerships with institutions such as the University of Nevada, we award scholarships to help students achieve their educational goals and to encourage their interest in our business. Additionally, scholarship programs assist the children of our employees with their higher education aspirations



Giving back to the communities in which MGM MIRAGE operates its businesses and where our employees live, work, and care for their families is a serious and dedicated commitment.



MGM GRAND DETROIT President George Boyer epitomizes the company's commitment to corporate social responsibility. Boyer reads to a child at the Northwest Community Center in Detroit during an after-school mentoring program funded by the Voice Foundation.



MGM MIRAGE employee Christina Fuentes embraces a child during an event to benefit the Variety Day Home's Emergency Childcare Assistance Program in Las Vegas, one of the many programs supported by MGM MIRAGE to support the well-being of children. The program helps underwrite childcare assistance for low-income working parents.



In 2004, MGM MIRAGE employees raised nearly $3 million for the Voice Foundation. Companywide, Aid for AIDS of Nevada (AFAN) was among one of the leading non-profit agencies to receive the most funding support from the Voice Foundation.

[illegible] employees who are striving to grow within the company.

Whether through brick and mortar projects or initiatives that support at-risk youths and deserving senior citizens, MGM MIRAGE is a proud contributor to hundreds of worthwhile causes.

In 2004, our employees contributed more than $3 million to help improve the quality of life for others. Of this amount, employees raised a record-breaking $2.7 million to benefit more than 400 charities in southern Nevada alone. These funds were collected and distributed by the MGM MIRAGE Voice [illegible] established three years ago to encourage and empower employee giving.

With hundreds of organizations benefiting from our employees' generosity, MGM MIRAGE absorbs all administrative costs associated with operating and managing the Voice Foundation, resulting in 100 percent of our employee contributions going directly to charities. Additionally, employees are able to choose qualified grant recipients to receive the funding. Since its founding, employees have raised more than $8 million to support deserving nonprofit organizations.

[illegible] "[illegible]" [illegible], also administered by the Voice Foundation, the company provides grants to eligible organizations in which our employees volunteer their time.





Employee giving achieved momentous results last year. While contributions to the Voice Foundation reached record amounts, MGM MIRAGE employees also provided manpower to Habitat for Humanity to build homes for single working mothers.

ACHIEVING MOMENTOUS RESULTS



JAMES J. MURREN President, CFO & Treasurer

To some, momentum is intangible – a product of fortune, a power that cannot be harnessed, and typically a short-lived sensation. Others wonder how they lost their momentum. At MGM MIRAGE, we are constantly thinking of better ways to maximize it. We believe momentum is a product of effort and excellence, a force which can be observed and measured, and something that can be a lasting and defining quality of a great company. Our 2004 results are a clear reminder of the power of moving forward. Our financial policies have long been designed to create and maintain momentum. By investing in our best assets and thinking of new ways to add value to our shareholders, we are able to redefine our Company's place in history every year – and 2004 was a defining time even by our exacting standards.

So how did we get here? Last year, we discussed the importance of focus, and the laser-like precision with which we operated our resorts in 2004 affirms the power of our single-minded dedication to excellence. The hard work of our 40,000 employees resulted in a record year in almost every regard. Net revenues increased 10% over 2003 to a record $4.2 billion, with 12% REVPAR growth at our Las Vegas resorts; property-level EBITDA was an all-time record, nearly $1.5 billion, and 23% higher than the prior year. We exceeded the expectations of every market observer, and significantly beat our forecasts. And 2004 will not be a zenith year for your company – rather, we expect to continue our excellent operating performance, re-invest the resulting cash flow to stimulate future growth and move forward to new defining moments.

How do we re-define a company that is already at the top of its industry? First, we continue to execute on our vision for our existing resorts – to continually evolve and increase the "Wow!" factor for our guests. This strategy requires investment, and we will ensure that our resorts are not only world-class, but best-in-class. Examples include the beautiful Spa Tower at Bellagio and *KÀ*, the latest spectacular creation in collaboration with Cirque du Soleil.



GAMAL AZIZ President, MGM Grand



GLENN BONNER Senior VP & CIO, MGM MIRAGE Information Systems



GEORGE R. BOYER III President, MGM Grand Detroit



JOSEPH BRUNINI President, MGM Grand Resorts National Marketing



JEFF DAHL President, Beau Rivage





2004 OPERATING MARGINS
22.4%
21.8%
17.4%
14.8%
10.0%
15.0%
20.0%
25.0%

Recently, we opened the SKYLOFTS, a new level of luxury for guests atop MGM Grand Las Vegas.

We'll follow the success of these new resort features with a category-defining new nightclub at The Mirage, two fabulous restaurants by Joël Robuchon at MGM Grand Las Vegas and gaming upgrades company-wide. Second, we are doubling down on Las Vegas by merging with Mandalay, a company we have long admired. The Mandalay merger represents a tremendous opportunity to build on the momentum established by Mike Ensign and his team. And third, we are dreaming of a not-so-distant future, when Project CityCenter will literally redefine the Las Vegas Strip and change the face of Las Vegas forever.

Mandalay in Motion

We are incredibly excited to begin our journey with the talented people of Mandalay, as we work to maximize the value of Mandalay's instantly recognized brands and world-class resorts. Long a fixture in Las Vegas, Mandalay's resorts will add to our premium portfolio and allow us to accelerate the pace of our growth. Our hotel people will be able to market a wider range of rooms and benefit from a world-class convention center. Our casino marketing people will be able to offer their customers wonderful new amenities to expand our market reach. And our development people will be able to maximize the potential of priceless Las Vegas Strip land.

The Mandalay merger represents another defining moment for MGM MIRAGE, much like the Mirage Resorts transaction in 2000, at a time when Las Vegas is in a state of astounding metamorphosis. No company is better positioned to help shape the future of Las Vegas than MGM MIRAGE. We employ more people, invest more money and hold more prime real estate than any other company in Las Vegas. The



AL FACCINTO President, MGM MIRAGE International Marketing



ALAN FELDMAN Senior VP Public Affairs, MGM MIRAGE



BRUCE GEBHARDT Senior VP, MGM MIRAGE Global Security



WILLIAM J. HORNBUCKLE President & COO, MGM MIRAGE Europe



PHYLLIS JAMES Senior VP & Senior Counsel, MGM MIRAGE



(from left to right) **ROBERT C. SELWOOD** Senior Vice President—Accounting; **JAMES J. MURREN** President, CFO & Treasurer; **BRYAN L. WRIGHT** Senior Vice President — Assistant General Counsel & Assistant Secretary; **DANIEL J. D'ARRIGO** Senior Vice President—Finance

No company is better positioned to help shape the future of Las Vegas than MGM MIRAGE.

combination of Mandalay's assets with our financial strength and industry-leading financial discipline will yield significant returns for all of our stakeholders.

We are currently planning the integration of the two companies, and over time, we expect to realize the full potential of cost and revenue synergies. We will report on our progress throughout the coming year.

The Next Moment – A City is Born

What makes a great city? Las Vegas has long been recognized as the leisure capital of the world. The resorts in our valley have been the innovative leaders in the hospitality industry and have driven the tremendous growth in visitor volume, high occupancy rates and surging food, beverage, entertainment and gaming volumes. But there is another Las Vegas – a community of two million residents on its way to three million by the end of the decade. Las Vegas is leading the U.S. migration to the Southwest. Our newcomers are attracted by the lifestyle, weather, cost of living and economic opportunity. Many have come from cities in the East, West and Midwest and take elements of established communities for granted, such as medical, educational and cultural excellence and diversity.

The people of Las Vegas today have great aspirations and expect and demand more of our community. We are a city without a proper city, and that is about to change. Ambitious plans are underway to revitalize Downtown Las Vegas, centered around a beautiful performing arts center and an academic medical center; UNLV is in the midst of a major capital campaign to enhance the Midtown section of Las Vegas; and your company has embarked on the most comprehensive project to date – Project CityCenter, at the heart of the Las Vegas Strip.

The Las Vegas Strip has no sense of city now – but we believe it can. The future of Las Vegas is centered around our great resorts and our future development. There are many reasons we believe Project CityCenter is the right project for our Las Vegas Strip development. We believe there is a social imperative that Las Vegas mature as a city, not just a conglomeration of suburbs. A city deserves a center – a center for living, working and playing. We want to be an integral part in defining the Las Vegas of the future.

And there is a business motivation. Companies in the gaming industry have historically not been valued on par with other hospitality companies and mixed-use real estate companies. We plan to break out of the gaming mold, and define a company based on extensive holdings in multiple businesses. Project CityCenter will include major residential, retail and entertainment components. We will partner with boutique



CYNTHIA KISER MURPHEY Senior VP, MGM MIRAGE Human Resources



PUNAM MATHUR Senior VP, MGM MIRAGE Diversity/Community Relations



WILLIAM McBEATH President, The Mirage



ROBERT V. MOON Chairman, MGM MIRAGE Marketing



FELIX D. RAPPAPORT President, New York-New York



SCOTT SIBELLA President, TI

hotel, retail and residential companies, companies previously serving only major urban hubs. And CityCenter will ensure the greatest possible return on our investment on this Las Vegas Strip land.

As always, we are working on many growth opportunities to increase our momentum and become a company with a global scale. We are excited about the expansion projects underway at Borgata, the rapid sales pace at The Residences at MGM Grand Las Vegas, and the development of a hotel-casino in Macau. And we are exploring additional development opportunities in the Far East and the United Kingdom. All of these endeavors will be handled with the clear intent of expanding prudently and ensuring financial stability, as our capital allocation focus in 2005 will be to reduce debt and continue to invest in our resorts.

Defining Value

It has become a custom to include our financial core values in this letter to our owners. We believe that management's most important role is to most effectively manage assets and allocate capital. We hire the best casino resort operators in the world, and they provide us the fuel we need, operating cash flow, to propel us forward. That cash flow generates real value for shareholders in several ways.

First, we can re-invest in our resorts, as we have done over the past several years and will continue to do so in 2005 and beyond. These investments create the impetus for increased guest spending, and the relationship is not linear. We are capturing an increased share of guests and an increased share of each guest's spending budget. Since 2000, we have invested over $2.0 billion in capital in our resorts and our unconsolidated affiliates, which helped drive EBITDA from $1.1 billion to $1.5 billion in 2004, with significant cash flow-producing assets just coming on line in late 2004. Second, we can return capital to the shareholders. In 2004, we repurchased eight million shares of common stock for $349 million bringing the total since May 2000 to 30 million shares for $1.0 billion. Third, we can reduce debt, and maintain a low cost of borrowing for the future. In 2004, we repaid almost $100 million in net debt, bringing total debt reduction since May 2000 to $1.1 billion.

Our financial strength allowed us to issue over $1.5 billion in fixed rate debt in 2004 at historically low interest rates, as well as securing a $7 billion credit facility to fund the Mandalay acquisition, the largest ever for a gaming company. And the recent redemptions of certain of our Senior Notes means our assets are no longer securing our remaining senior debt, including the new credit facility.

Always in Motion

We would love to look back at 2004 forever, given that it was our company's best year ever. But our work is only beginning. New history is still to be made; records are waiting to be broken; and we must vigilantly maintain our momentum. As stewards of your company, our goals are to continue to perform at peak levels and manage our growth initiatives to ensure maximum value for our shareholders. I hope to report on new defining moments in next year's Annual Report.



JAMES J. MURREN President, Chief Financial Officer & Treasurer



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STOCK PRICE HISTORY (2002-2004)



WILLIAM SMITH President, MGM MIRAGE Design Group



RICHARD A. STURM President, MGM MIRAGE Sports & Entertainment



FRANK VISCONTI President, MGM MIRAGE Retail



RENEE WEST President, Primadonna Resorts



FORREST WOODWARD President, Boardwalk

FINANCIAL HIGHLIGHTS

(in thousands except share and per share data) For the Years Ended December 31	2004	2003	2002	2001	2000
Net revenues	$ 4,238,104	$ 3,862,743	$ 3,756,928	$ 3,699,852	$ 2,910,580
Operating income	950,860	699,729	746,538	599,892	515,197
Income from continuing operations	349,856	230,273	289,476	160,440	153,585
Net income	412,332	243,697	292,435	169,815	160,744
Basic earnings per share					
Income from continuing operations	$ 2.51	$ 1.55	$ 1.83	$ 1.01	$ 1.06
Net income per share	2.95	1.64	1.85	1.07	1.11
Weighted average number of shares	139,663	148,930	157,809	158,771	145,300
Diluted earning per share					
Income from continuing operations	$ 2.42	$ 1.52	$ 1.81	$ 1.00	$ 1.04
Net income per share	2.85	1.61	1.83	1.06	1.09
Weighted average number of shares	144,666	151,592	159,940	160,822	147,901
Cash dividends per share(1)	$	$ —	$ —	$ —	$ 0.10
At year-end					
Total assets	$11,115,029	$10,811,269	$10,568,698	$10,542,568	$10,785,720
Total debt, including capital leases	5,463,619	5,533,462	5,222,195	5,465,608	5,880,819
Stockholders' equity	2,771,704	2,533,788	2,664,144	2,510,700	2,382,445
Stockholders' equity per share	$ 19.75	$ 17.71	$ 17.24	$ 15.95	$ 14.97
Number of shares outstanding	140,370	143,096	154,574	157,396	159,130

(1) On December 13, 1999, the Board of Directors approved an initial quarterly cash dividend of $0.10 per share to stockholders of record on February 10, 2000. The dividend was paid on March 1, 2000. As a result of the acquisition of Mirage Resorts, Incorporated, we announced on April 19, 2000 that the quarterly dividend policy was discontinued.

The acquisition of Mirage Resorts occurred on May 31, 2000. In June 2003, we ceased operations of PLAYMGMMIRAGE.com, our online gaming website ("Online"). In January 2004, we sold the Golden Nugget Las Vegas and the Golden Nugget Laughlin including substantially all of the assets and liabilities of those resorts (the "Golden Nugget Subsidiaries"). *In July 2004, we sold the subsidiaries that own and operate MGM Grand Australia. The results of Online, the Golden Nugget Subsidiaries and MGM Grand Australia* are classified as discontinued operations for all periods presented.



NET REVENUE
2004
$4,238
2003
$3,863
2002
$3,757
$–
$3,500
$3,750
$4,000
$4,250
$4,500 ($Millions)



OPERATING INCOME
2004
$951
2003
$700
2002
$747
$–
$600
$700
$800
$900
$1,000 ($Millions)



NET INCOME
2004
$412
2003
$244
2002
$292
$–
$200
$250
$300
$350
$400
$450 ($Millions)

Financial Table of Contents

RESULTS OF OPERATIONS

At December 31, 2004, our operations consisted of 11 wholly-owned casino resorts and 50% investments in two other casino resorts, including:

Las Vegas, Nevada: Bellagio, MGM Grand Las Vegas, The Mirage, TI, New York-New York, Boardwalk, and Monte Carlo (50% owned).

Other: The Primm Valley Resorts (Buffalo Bill's, Primm Valley Resort and Whiskey Pete's) in Primm, Nevada; Beau Rivage in Biloxi, Mississippi; MGM Grand Detroit; Borgata (50% owned) in Atlantic City, New Jersey.

We operate in one segment, the operation of casino resorts, which includes offering gaming, hotel, dining, entertainment, retail and other resort amenities. Slightly over half of our net revenues are derived from gaming activities, a lower percentage than many of our competitors, as our operating philosophy is to provide a complete resort experience for our guests, including non-gaming amenities which command premium prices based on their quality.

We generate a majority of our net revenues and operating income from our Las Vegas Strip resorts. In 2004, over 75% of our net revenues and operating income was generated by wholly-owned Las Vegas Strip resorts. We believe that we own the premier casino resorts on the Las Vegas Strip, and a main focus of our strategy is to *continually reinvest in these resorts to maintain that competitive advantage.* Our concentration on the Las Vegas Strip exposes us to certain risks outside of our control, such as competition from other Las Vegas Strip resorts as well as new or expanded resorts in Las Vegas, including Wynn Las Vegas expected to open in 2005, and the impact from potential expansion of gaming in California. This concentration also exposes us to risks related to tourism and the general economy, including national and global economic conditions and terrorist attacks or other global events.

Key Performance Indicators

As a resort-based company, our operating results are highly dependent on the volume of customers at our resorts, which in turn impacts the price we can charge for our hotel rooms and other amenities. We also generate a significant portion of our operating income from the high-end gaming segment, which can cause variability in our results. Key performance indicators related to revenue are:

- Gaming revenue indicators – table games drop and slot handle (volume indicators); "win" or "hold" percentage, which is *not fully controllable* by us. Our normal table games win percentage is in the range of 18% to 22% of table games drop and our normal slot win percentage is in the range of 6% to 7% of slot handle;
- Hotel revenue indicators – hotel occupancy (volume indicator); average daily rate ("ADR", price indicator); revenue per available room ("REVPAR"), a summary measure of hotel results, combining ADR and occupancy rate.

Most of our revenue is essentially cash-based, through customers wagering with cash or paying for non-gaming services with cash or credit cards. Our resorts, like many in the industry, generate significant operating cash flow. Our industry is capital intensive and we rely heavily on the ability of our resorts to generate operating cash flow to repay debt financing, fund maintenance capital expenditures and provide excess cash for future development.

Our results of operations do not tend to be seasonal in nature, though a variety of factors can affect the results of any interim period, including the timing of major Las Vegas conventions, the amount and timing of marketing and special events for our high-end customers, and the level of play during major holidays, including New Year and Chinese New Year.

Overall Outlook

We have invested heavily in our existing operations in 2003 and 2004, and expect to continue to do so on a targeted basis in 2005. Our Las Vegas Strip resorts require ongoing capital investment to maintain their competitive advantages. We believe the investments in additional non-gaming amenities we made in 2003 and 2004 have enhanced our ability to generate increased visitor volume and allowed us to charge premium prices for our amenities.

The most likely significant factors affecting operating results at our existing resorts in 2005 will be the expected continued strength of the leisure and convention travel segments, the expansion of Bellagio and the opening of *KÀ* and other amenities at MGM Grand Las Vegas, and new competition from Wynn Las Vegas on the Las Vegas Strip. Various lodging market observers, such as PricewaterhouseCoopers and Smith Travel Research, are forecasting mid-single digit percentage growth in REVPAR in 2005, with greater REVPAR gains in full service hotels. Our REVPAR growth, and REVPAR growth in Las Vegas in general, has outpaced that of the national market, and we expect that trend to continue.

The Bellagio expansion opened in late 2004 and added over 30% to the resort's room base. In addition, we added new meeting, retail and dining space and significantly expanded the spa and salon. *KÀ* opened in late November 2004 at MGM Grand Las Vegas, which had been without a featured production show for almost two years. Along with the numerous restaurant and other entertainment additions at MGM Grand Las Vegas, *KÀ* will enhance our ability to generate visitor traffic and capture a greater share of our guests' spending.

Wynn Las Vegas will add room capacity to the Las Vegas market, with its 2,700 rooms representing a 2% increase in Las Vegas room supply. Wynn Las Vegas will also feature numerous upscale restaurants and generally target customers who might otherwise choose Bellagio, MGM Grand Las Vegas or The Mirage. We believe there will be some impact on these resorts from Wynn Las Vegas, but also believe that the breadth of amenities in our portfolio of resorts and our loyalty and other marketing programs will help minimize these competitive pressures. The proximity of Wynn Las Vegas to TI and The Mirage, along with pedestrian bridges linking TI with the Fashion Show Mall and Venetian, will also benefit these resorts.

Mandalay Merger

On June 16, 2004, we announced that we had entered into a definitive merger agreement with Mandalay Resort Group ("Mandalay"), a publicly traded company, under which we will acquire Mandalay for $71.00 in cash for each share of common stock of Mandalay. Mandalay owns and operates eleven properties in Nevada, including Mandalay Bay, Luxor, Excalibur, Circus Circus, and Slots-A-Fun in Las Vegas, Circus Circus-Reno in Reno, Colorado Belle and Edgewater in Laughlin, Gold Strike and Nevada Landing in Jean, and Railroad Pass in Henderson. Mandalay also owns and operates Gold Strike, a hotel/casino in Tunica County, Mississippi. In addition, Mandalay owns a 50% interest in Silver Legacy in Reno, a 50% interest in Monte Carlo in Las Vegas, a 50% interest in Grand Victoria, a riverboat in Elgin, Illinois, and a 53.5% interest in MotorCity in Detroit, Michigan. The total consideration is approximately $8.1 billion, including equity value of approximately $4.8 billion, convertible debentures with a redemption value of approximately $574 million, the assumption or repayment of other outstanding Mandalay debt with a fair value of approximately $2.6 billion as of December 31, 2004, and $100 million of estimated transaction costs. The transaction is structured as a merger of one of our wholly-owned subsidiaries with and into Mandalay. The transaction will be accounted for as a purchase and is anticipated to close during the first quarter of 2005.

The Mandalay merger will impact our operations in several ways. We will have to integrate Mandalay's operations into ours. This could require additional operating and capital expenditures. However, we expect to achieve ongoing cost savings and

revenue enhancements from this process. We expect to realize efficiencies in operations and economies of scale in purchasing, as well as more effectively market to a broader base of customers. Our operating cash flow will increase substantially, as will our interest and tax charges.

Summary Financial Results

The following table summarizes our results of operations:

(In thousands, except per share data)

Year Ended December 31	2004	% Change	2003	%Change	2002
Net revenues	**$ 4,238,104**	**10%**	$ 3,862,743	3%	$ 3,756,928
Operating income	**950,860**	**36%**	699,729	(6%)	746,538
Income from continuing operations	**349,856**	**52%**	230,273	(20%)	289,476
Diluted income from continuing operations per share	**$ 2.42**	**59%**	$ 1.52	(16%)	$ 1.81

Income from continuing operations increased in 2004 due to our strong top-line growth and the fact that revenue growth was driven largely by increased prices of our rooms and strong casino revenue. Operating margins correspondingly increased to 22% in 2004 from 18% in 2003 and 20% in 2002. Results on a per share basis were positively impacted by a lower weighted average number of shares outstanding as the result of share repurchases throughout 2003 and 2004.

Operating Results

The following table includes key information about our operating results:

(In thousands)

Year Ended December 31	2004	% Change	2003	% Change	2002
Net revenues	**$ 4,238,104**	**10%**	$ 3,862,743	3%	$ 3,756,928
Operating expenses:					
Casino and hotel operations	**2,289,266**	**6%**	2,153,798	5%	2,044,369
General and administrative	**612,615**	**5%**	583,599	4%	560,909
Corporate expense	**77,910**	**27%**	61,541	40%	43,856
Preopening, restructuring and property transactions, net	**24,566**	**45%**	16,922	43%	11,832
Depreciation and amortization	**402,545**	**1%**	400,766	5%	381,785
	3,406,902	**6%**	3,216,626	6%	3,042,751
Income from unconsolidated affiliates	**119,658**	**123%**	53,612	66%	32,361
Operating income	**$ 950,860**	**36%**	$ 699,729	(6%)	$ 746,538

On a consolidated basis, the most important factors and trends contributing to our operating performance over the last three years have been:

- The war with Iraq and the outbreak of SARS in Asia, both of which negatively impacted leisure travel and our high-end gaming business in late 2002 and early 2003;
- The new labor contract covering our Las Vegas Strip employees since mid-2002, which calls for significant annual wage and benefits increases through 2007;
- The current economic recovery in the United States, which began to impact our operations in the latter half of 2003 and continued to positively affect our results in 2004.

- The ongoing capital investments in upscale amenities at our resorts, which we believe is allowing us to market more effectively to visitors, capture a greater share of these visitors' increased travel budgets, and generate premium pricing for our resorts' rooms and other amenities.

As a result of the above trends, our net revenues increased 10% in 2004, while increasing only 3% in 2003. Net revenues at MGM Grand Las Vegas increased 14% in 2004, due to the addition of several new restaurants, bars and other amenities, and in spite of fewer rooms in service due to room remodel activity. Net revenues at New York-New York increased 26% as the resort continues to benefit from *Zumanity* and Nine Fine Irishmen, both of which opened in summer 2003. Net revenues at The Mirage decreased 2% as the resort was without the Siegfried & Roy show and the buffet was closed for a portion of the year while Cravings was constructed.

Our operating income in 2004 increased 36%, due primarily to the strong revenue trends and a full year of Borgata's results. The increase in income from unconsolidated affiliates is responsible for approximately one-third of the increase in operating income, while improvements at our operating resorts, particularly Bellagio, MGM Grand Las Vegas and New York-New York, make up the rest of the increase. Operating income at MGM Grand Detroit was essentially flat year-over-year, despite an increase in the gaming tax rate from 18% to 24% effective September 2004. Several other factors largely offset: Higher corporate expense due to increased development costs; lower bad debt expense due to improved collections; lower preopening expenses due to Borgata preopening expenses in 2003; and higher property transactions, net due to a $37 million gain on sale of land in 2003.

In 2003, our operating income decreased by 6%. While revenues grew especially in the second half of 2003, expense growth, particularly in payroll, outpaced revenues.

Operating Results – Detailed Revenue Information

The following table presents details of our net revenues:

(In thousands)

Year Ended December 31	2004	% Change	2003	% Change	2002
Casino revenues, net:					
Table games	$ 943,343	9%	$ 866,096	(3%)	$ 893,836
Slots	1,218,589	9%	1,115,029	5%	1,064,491
Other	62,033	10%	56,389	3%	54,513
Casino revenues, net	2,223,965	9%	2,037,514	1%	2,012,840
Non-casino revenue:					
Rooms	911,259	9%	833,272	5%	796,861
Food and beverage	841,147	11%	757,278	7%	706,153
Entertainment, retail and other	696,117	7%	647,702	2%	637,625
Non-casino revenues	2,448,523	9%	2,238,252	5%	2,140,639
	4,672,488	9%	4,275,766	3%	4,153,479
Less: Promotional allowances	(434,384)	5%	(413,023)	4%	(396,551)
	$ 4,238,104	10%	$ 3,862,743	3%	$ 3,756,928

Table games revenues increased as a result of the improvements in the U.S. economy and the general economy worldwide, as well as increased attendance at targeted marketing events, including the New Years period. Total table games volume for the year was up 9%, with particular strength in baccarat volume, up 18%. These are the most significant increases in table games volumes since 2000. Table games revenues decreased in 2003, as a slightly lower hold percentage and the impact of the Iraq war and SARS outbreak in early 2003 were not fully offset by strong volume levels over the latter half of 2003. Table games win percentages were within our normal range for all periods presented.

Slot revenues increased substantially in both 2003 and 2004. Improvements were the result of strong customer visitation, enhanced marketing programs, the impact of our Players Club rewards program, and the implementation of cashless gaming technology in 2003. Slot win percentages were consistent among all three periods.

Non-casino revenue increased in 2004 primarily due to the enhanced amenities at our resorts. In addition, we were able to increase the pricing for our rooms and other non-gaming amenities. Our hotel results began to improve notably in the latter half of 2003, particularly at our Las Vegas Strip resorts. For the year ended December 31, 2004 REVPAR at our Las Vegas Strip resorts was $141 compared to $126 in 2003, an increase of 12%. Company-wide REVPAR was $121, an increase of 10% over 2003. This increase was largely rate driven, as occupancy increased from 91% to 92% and ADR increased from $121 to $132. In 2003, company-wide REVPAR increased 6% from $104 to $110, with most of the gains coming in the second half of the year.

Operating Results – Details of Certain Charges

Pre-opening and start-up expenses consisted of the following:

Year Ended December 31 (In thousands)	2004	2003	2002
Bellagio expansion	**$ 3,805**	$ —	$ —
KÀ	**3,655**	—	—
Borgata	—	19,326	7,757
New York-New York (*Zumanity,* Nine Fine Irishmen)	—	4,310	—
Players Club	—	3,051	5,117
Other	**2,816**	2,579	1,267
	$ 10,276	$ 29,266	$ 14,141

Pre-opening and start-up expenses related to Borgata represent our share of the operating results of Borgata prior to its July 2003 opening.

Restructuring costs (credit) consisted of the following:

Year Ended December 31 (In thousands)	2004	2003	2002
Contract termination costs	**$ 3,693**	$ 4,049	$ 3,257
Reversal of certain September 11 charges	—	—	(10,421)
Siegfried & Roy show closure – The Mirage	—	1,623	—
Reversal of 2000 contract termination costs	—	—	(9,857)
Other	**1,932**	925	—
	$ 5,625	$ 6,597	$ (17,021)

In 2004, restructuring costs include $3 million for contract termination costs related to the Aqua restaurant at Bellagio and $2 million of workforce reduction costs at MGM Grand Detroit as a result of our efforts to minimize the impact of a gaming tax increase in Michigan.

In 2003, our primary restructuring activities included closing two marketing offices and terminating the related leases, terminating a lease agreement with a restaurant tenant at MGM Grand Las Vegas, and closing the Siegfried & Roy show, which resulted in a charge for employee severance costs.

In December 2002, we recorded a restructuring credit of $10 million related to a lease contract termination accrual originally recorded in June 2000 as we determined that payment under this obligation was not probable. We recorded $3 million of restructuring charges in December 2002 related to contract termination costs for a restaurant lease and the EFX! show at MGM Grand Las Vegas. In 2001, management responded to a decline in business volumes caused by the September 11 attacks by implementing cost containment strategies which included a significant reduction in payroll and a refocusing of several of our marketing programs. This resulted in a $22 million charge against earnings. As a result of improving business levels and our success at re-hiring a substantial number of

previously laid off or terminated employees, management determined in 2002 that a portion of the remaining accrual was no longer necessary. This resulted in a restructuring credit of $10 million in 2002.

Property transactions, net consisted of the following:

Year Ended December 31 (In thousands)	2004	2003	2002
Gain on sale of North Las Vegas land	$ —	$ (36,776)	$ —
Siegfried & Roy theatre write-down – The Mirage	—	1,408	—
Storm damage – Beau Rivage	—	—	7,824
Write-off of Detroit development costs	—	—	4,754
Impairment of assets to be disposed of	473	5,764	2,134
Demolition costs	7,057	6,614	—
Other net losses on asset sales or disposals	1,135	4,049	—
	$ 8,665	$ (18,941)	$ 14,712

In 2004, there were no material unusual property transactions. In 2003, we sold 315 acres of land in North Las Vegas, Nevada near Shadow Creek for approximately $55 million, resulting in the $37 million gain reflected above. Prior to 2003, we classified gains and losses on routine assets sales or disposals as a non-operating item at some resorts and as an operating item at other resorts. We believe the preferable presentation of these items is as an element of operating income. Prior period statements have not been reclassified as such transactions were not material in periods prior to 2003. Until 2003, demolition costs were typically capitalized as part of new construction. We began expensing demolition costs on major construction projects as incurred on January 1, 2003, and are accounting for this change in policy prospectively. Demolition costs were not material in periods prior to 2003. Demolition costs in 2004 and 2003 related primarily to preparation for the Bellagio standard room remodel, Bellagio expansion and new theatre at MGM Grand Las Vegas. Impairments of assets to be disposed of in 2003 consisted primarily of assets related to the former EFX! show and restaurants closed during 2003 at MGM Grand Las Vegas.

In 2002, Tropical Storm Isidore caused property damage at Beau Rivage totaling $8 million, including clean-up costs. The amount of the write-down for damaged assets was determined based on the net book value of the assets and engineering estimates. In connection with the revised development agreement in Detroit, we wrote off $5 million, which was the net book value of previously incurred development costs associated with the riverfront permanent casino site ($9 million), offset by previously accrued obligations no longer required under the revised development agreement ($4 million).

Non-operating Results

The following table summarizes information related to interest on our long-term debt:

Year Ended December 31 (In thousands)	2004	2003	2002
Interest cost	$ 401,391	$ 352,820	$ 345,448
Less: Capitalized interest	(23,005)	(15,234)	(61,712)
Interest expense, net	$ 378,386	$ 337,586	$ 283,736
Cash paid for interest, net of amounts capitalized	$ 321,008	$ 308,198	$ 266,071
Average total debt balance	$ 5.5 billion	$ 5.2 billion	$ 5.2 billion
Weighted average interest rate	7.2%	6.9%	6.8%

Interest cost was higher in 2004 as we had a higher average borrowing rate due to increases in variable interest rates and the issuance of significant fixed rate debt in the second half of 2004 in anticipation of the Mandalay merger.

Capitalized interest increased in 2004 due to the ongoing Bellagio expansion and *KÀ* theatre projects. Capitalized interest in 2005 will include interest capitalized on Project CityCenter. Capitalized interest decreased in 2003 due to the suspension of development in Atlantic City in late 2002 and the mid-2003 cessation of interest capitalization on the Company's investment in Borgata, which opened on July 3, 2003.

Non-operating items from unconsolidated affiliates, primarily our share of Borgata's interest expense and state income taxes, increased from $10 million in 2003 to

$12 million in 2004. The increase is due to the full year of Borgata's results, offset by a reduction to state income taxes in the fourth quarter of 2004. Borgata received a notice of refund of certain state tax credits and recorded a benefit for amounts earned in 2003 and 2004, which had previously been fully reserved. Our share of the adjustment was $12 million. We expect our share of the benefit of these tax credits to positively impact this line item by approximately $8 million per year for the next three years.

The following table summarizes information related to our income taxes:

Year Ended December 31 (In thousands)	2004	2003	2002
Income from continuing operations before income tax	**$ 555,815**	$ 343,660	$ 457,927
Income tax provision	**205,959**	113,387	168,451
Effective income tax rate	**37.1%**	33.0%	36.8%
Cash paid for income taxes	**$ 128,393**	$ 94,932	$ 44,579

The effective income tax rate in 2004 was higher than in 2003 primarily due to the accrual of additional state deferred taxes related to capital investments in New Jersey, non-deductible costs related to a Michigan ballot initiative, overseas development costs for which no tax benefit was provided, and the reversal of a greater amount of tax reserves in 2003 compared to 2004 ($13 million in 2003 versus $6 million in 2004) as a result of completion of audits and the expiration of statutes of limitations. The effective income tax rate in 2003 was lower than in 2002 primarily due to the reversal of tax reserves in 2003. Excluding the reversal, our effective income tax rate was approximately the same in both periods.

In 2004, taxes paid increased from prior years, primarily due to increased book income and the full utilization of tax credit carryforwards in 2003. Except for 2003, when we made payments to settle IRS audits of prior years, taxes paid have generally been significantly lower than our income tax provision. This is primarily due to accelerated tax depreciation and the utilization of tax credit carryforwards. We utilized the last of these credits in 2003, which resulted in the increase in our cash paid for taxes in 2004.

We are evaluating the impact of provisions of the American Jobs Creation Act of 2004 (the "Act") that provide for a special one-time tax deduction of 85 percent on certain repatriated earnings of foreign subsidiaries. Additional guidance from Congress and/or the United States Treasury Department will be necessary for us to complete our evaluation, as it is not clear at this time whether the Act will provide a benefit to us. We will complete our evaluation as soon as practicable following the issuance of guidance and adjust our taxes accordingly, if necessary.

We have not yet repatriated the net proceeds from the sale of MGM Grand Australia pending our evaluation. Nonetheless, we provided in 2004 deferred U.S. income taxes of $11 million on the basis that such proceeds would be repatriated without the benefit of the 85 percent one-time deduction. Such amount was included in the provision for income taxes on discontinued operations for 2004. We considered the earnings of our Australia operations permanently reinvested prior to the sale of such operations.

If guidance is issued that indicates our planned repatriation qualifies for the one-time deduction, we will recognize a tax benefit of approximately $7 million as part of continuing operations in the quarter in which such guidance is issued. If no such guidance is issued within the applicable timeframe, then we will attempt to permanently reinvest the proceeds in another foreign jurisdiction, such as Macau. In such case, we would recognize a tax benefit of $11 million as part of continuing operations in the quarter in which the reinvestment is made. We currently do not have a plan to reinvest the proceeds in such manner.

LIQUIDITY AND CAPITAL RESOURCES

Cash Flows – Summary

Our cash flows consisted of the following:

Year Ended December 31 (In thousands)	2004	2003	2002
Net cash provided by operations	**$ 829,247**	$740,812	$846,546
Investing cash flows:			
Proceeds from the sale of subsidiaries, net	**345,730**	—	—
Capital expenditures	**(702,862)**	(550,232)	(300,039)
Investments in unconsolidated affiliates	**(11,602)**	(41,350)	(80,314)
Other	**20,981**	35,894	9,143
Net cash used in investing activities	**(347,753)**	(555,688)	(371,210)
Financing cash flows:			
Net repayment under bank credit facilities	**(1,574,489)**	(285,087)	(270,126)
Issuance of long-term debt	**1,528,957**	600,000	—
Purchase of treasury stock	**(348,895)**	(442,864)	(207,590)
Other	**68,455**	(37,284)	23,231
Net cash used in financing activities	**(325,972)**	(165,235)	(454,485)
Net increase in cash and cash equivalents	**$ 155,522**	$ 19,889	$ 20,851

Cash Flows – Operating Activities

Trends in our operating cash flows tend to follow trends in our operating income, excluding non-cash charges, since our business is primarily cash-based. Cash flow from operations in 2004 increased from 2003 due to higher operating income offset by higher tax payments. Cash flow from operations in 2003 decreased from 2002, resulting from the decrease in operating income and higher cash paid for taxes.

At December 31, 2004 and 2003, we held cash and cash equivalents of $435 million and $280 million, respectively. We require a certain amount of cash on hand to operate our resorts. Beyond our cash on hand, we utilize a company-wide cash management system to minimize the amount of cash held in banks. Funds are swept from accounts at our resorts daily into central bank accounts, and excess funds are invested overnight or are used to repay borrowings under our bank credit facilities. Included in cash and cash equivalents at December 31, 2004 is $141 million received from the sale of MGM Grand Australia and still held in Australia, pending clarification of the tax rule for repatriated earnings, as discussed earlier.

Cash Flows – Investing Activities

The sale of the Golden Nugget Subsidiaries closed in January 2004 with net proceeds to the Company of $210 million. The sale of MGM Grand Australia closed in July 2004 with net proceeds to the Company of $136 million.

Capital expenditures in 2004 increased over 2003 due to continued spending on major projects at several of our resorts, including:

- The Bellagio expansion completed in December 2004;
- The theatre for *KÀ* at MGM Grand Las Vegas, completed in November 2004.

Spending on these two projects totaled approximately $325 million. Other capital expenditures were made for maintenance capital activities, including room remodel projects at New York-New York and MGM Grand Las Vegas and new restaurant and entertainment amenities at several resorts. Capital expenditures in 2003 were significantly higher than 2002, due largely to major projects at our existing resorts, including projects described above which began in 2003, the *Zumanity* theatre at New York-New York, the Bellagio room remodel and slot technology improvements. Capital expenditures in 2002 included general property improvements at our resorts, such as a room remodel project at The Mirage, new restaurant and nightclub development at several of our resorts, and various other remodeling projects.

Investments in unconsolidated affiliates in 2004 primarily consist of contributions to The Residences at MGM Grand. In 2003 and 2002, such investments were primarily our required investments in Borgata. In 2002, we also contributed $44 million to Monte Carlo in connection with Monte Carlo's retirement of the final $87 million of its outstanding debt.

Cash Flows – Financing Activities

In 2004, we issued over $1.5 billion of fixed rate debt in various issuances:

- In February and March 2004, we issued $525 million of 5.875% Senior Notes due 2014;
- In August 2004, we issued $550 million of 6.75% Senior Notes due 2012;
- In September 2004, we issued $450 million of 6% Senior Notes due 2009 at a premium to yield 5.65%.

In 2004, we repaid a net $1.6 billion on our bank credit facilities and repurchased $49 million of our existing senior notes for $52 million, resulting in a loss on early retirement of debt of $6 million (including the write-off of unamortized original issue discount), which is classified as "Other, net" in the accompanying consolidated statement of income. In 2003, we issued $600 million of 6% Senior Notes, due 2009 and repaid a net $285 million on our bank credit facilities. The net proceeds of these financing activities were used to supplement operating cash flows, fund capital expenditures and repurchase shares of our common stock. In 2002, we utilized our operating cash flow to reduce outstanding indebtedness by $270 million, while still funding significant capital expenditures and share repurchases.

Our share repurchases are only conducted under repurchase programs approved by our Board of Directors and publicly announced. Our share repurchase activity was as follows:

Year Ended December 31 (In thousands)	2004	2003	2002
August 2001 authorization (1.4 million			
and 6.4 million shares purchased)	$ —	$ 36,034	$ 207,590
February 2003 authorization			
(10 million shares purchased)	—	335,911	—
November 2003 authorization (8 million and			
2 million shares purchased)	348,895	70,919	—
	$ 348,895	$442,864	$ 207,590
Average price of shares repurchased	$ 43.59	$ 33.17	$ 32.28

At December 31, 2004, we had 10 million shares available for repurchase under a July 2004 authorization. We received $136 million, $36 million and $46 million in proceeds from the exercise of employee stock options in the years ended December 31, 2004, 2003 and 2002, respectively.

Principal Debt Arrangements

Our long-term debt consists of publicly held senior and subordinated notes and bank credit facilities. We pay fixed rates of interest ranging from 5.875% to 9.75% on the senior and subordinated notes. We pay variable interest based on LIBOR on our bank credit facility. We amended our bank credit facility in November 2003, and our current senior credit facility is a $2.5 billion, five-year revolving credit facility with a syndicate of banks led by Bank of America, N.A. As of December 31, 2004, we had approximately $2.4 billion of available liquidity under our bank credit facility. Subsequent to year-end, we redeemed three issuances of senior notes totaling $676 million of principal utilizing available funds under the bank credit facility. Our next maturity of public debt is not due until 2006.

Other Factors Affecting Liquidity

In November 2004, in anticipation of the Mandalay merger, we entered into an amended and restated bank credit facility with a group of lenders led by Bank of America, N.A. The revised bank credit facility will be effective upon the closing of the Mandalay merger, will mature five years later, and will provide a total of $7.0 billion of borrowing capacity, consisting of a $5.5 billion senior revolving credit facility and $1.5 billion senior term loan facility. The remaining terms are substantially similar to our existing bank credit facility.

Future Developments

Project CityCenter. In November 2004, we announced a plan to develop a multi-billion dollar urban metropolis, initially called Project CityCenter, on 66 acres of land on the Las Vegas Strip, between Bellagio and Monte Carlo. We anticipate that the first phase of Project CityCenter will include a 4,000-room casino resort, three 400-room boutique hotels, approximately 550,000 square feet of retail shops, dining and entertainment venues, and 1,650 units of luxury condominium, hotel/condominium and private residence clubs.

We expect that the complete design work for Project CityCenter will take 18 months and that the first phase will open in 2009. The design, budget and schedule of Project CityCenter are still preliminary however, and the ultimate timing, cost and scope of Project CityCenter are subject to risks attendant to large-scale projects.

Atlantic City, New Jersey. We own approximately 130 acres on Renaissance Pointe in Atlantic City, New Jersey. In addition, Borgata occupies 29 acres at Renaissance Pointe, including 27 acres it owns and two acres we lease to Borgata. Of the remaining land, approximately 95 acres are suitable for development, and a portion of these acres consists of common roads, landscaping and master plan improvements which we designed and developed as required by our agreement with Boyd.

Borgata is currently expanding its gaming and non-gaming amenities, adding 36 casino table games and 600 slot machines, along with additional restaurant, entertainment and other amenities. This project is expected to be completed in 2006. Additionally, Borgata has plans to add another hotel tower featuring 800 guest rooms, suites and resort condominiums, along with a new spa, parking garage and meeting rooms. This project is expected to be completed in 2007. Neither project is expected to require contributions from us, as existing operating cash flow and Borgata's recently renegotiated bank credit facility is anticipated to provide for the cost of the expansions.

In October 2002, we announced the suspension of our development activities on our wholly-owned project on the Renaissance Pointe land in Atlantic City. We must apply for and receive numerous governmental permits and satisfy other conditions before construction of a new resort on the Renaissance Pointe site could begin. No assurance can be given that we will develop a casino resort in New Jersey, or its ultimate schedule, size, configuration or cost if we do develop a casino resort.

Detroit, Michigan. MGM Grand Detroit, LLC, in which we hold a controlling interest, has operated an interim casino facility in Detroit, Michigan since July 1999. In August 2002, the Detroit City Council approved revised development agreements with us and two other developers. The revised development agreement released us and the City from certain of the obligations under the original agreement and significantly changed other provisions of the original agreement. We are currently in the process of obtaining land and developing plans for the permanent facility. The design, budget and schedule of the permanent facility are not finalized, and the ultimate timing, cost and scope of the facility are subject to risks attendant to large-scale projects.

The ability to construct the permanent casino facility is currently subject to resolution of the Lac Vieux litigation. The 6th Circuit Court of Appeals has issued an injunction prohibiting the City and the developers from commencing construction pending further action of the 6th Circuit Court. Therefore, we do not know when we will be able to commence construction of, or complete, the permanent facility.

United Kingdom. In anticipation of reforms to gambling legislation currently before the United Kingdom's House of Parliament, we have made several strategic agreements in the United Kingdom, including the following:

In May 2003, we purchased a 25% interest in Metro Casinos Limited, a company which was developing a new casino in Bristol. Metro Casinos Limited is a subsidiary of R J Bown (Holdings) Ltd, the owner of the Westcliff Casino, one of the largest United Kingdom provincial casinos. We received regulatory approval for our investment in Metro Casinos Limited from the Gaming Board for Great Britain in November 2003. The Bristol facility opened in February 2004.

In October 2003, we entered into an agreement with the Earls Court and Olympia Group, which operates large exhibition and trade show facilities in London, to form a jointly owned company which would develop an entertainment and gaming facility, which we would operate in space leased from the Earls Court and Olympia Group, to complement the existing Olympia facilities. We made a deposit of £2 million ($4 million based on exchange rates at December 31, 2004), which is refundable if proposed gaming law reforms are not implemented by December 2005. Otherwise, the deposit will be applied to the first year's rent on a lease between the new company and the Earls Court and Olympia Group. We would make a nominal equity investment and would provide a loan for half of the estimated development costs. The agreement is subject to the implementation of proposed gaming law reforms and a tax structure acceptable to us, and obtaining required planning and other approvals. We own 82.5% of the entity.

In November 2003, we entered into an agreement with Newcastle United PLC to create a 50-50 joint venture which would build a major new mixed-use development, including casino development, on a site adjacent to Newcastle's football stadium. Newcastle United PLC contributed the land to the joint venture, and we made an equity investment of £5 million ($10 million based on exchange rates at December 31, 2004), which is refundable if certain conditions have not been met by January 2008. We would develop and operate the complex, as well as own the casino development in leased premises within the complex. The complex is expected to be financed through project-specific borrowings. The agreement is subject to the implementation of proposed gaming law reforms and a tax structure acceptable to us, and obtaining required planning and other approvals.

In February 2004, we announced an agreement in principle with The British Land Company PLC whereby we would operate a casino in leased premises within a newly developed leisure and entertainment complex adjacent to the Meadowhall Shopping Centre in Sheffield. The agreement is subject to the implementation of proposed gaming law reforms and a tax structure acceptable to us, and obtaining required planning and other approvals.

Macau. In June 2004, we entered into a joint venture agreement with Pansy Ho Chiu-king to develop, build and operate a hotel-casino resort in Macau S.A.R. The facility, which will use the "MGM Grand" name, will be located on a prime waterfront site and will include world-class resort amenities including a hotel, restaurants, entertainment facilities, convention, retail and spa facilities in addition to a significant gaming component. The agreement is subject to, among other things, the approval of the government of Macau S.A.R. and other regulatory approvals as well as the entry into a subconcession agreement with Sociedade de Jogos de Macau (SJM), the holder of one of the existing concessions to operate a casino in Macau. The Company has committed to invest up to $280 million in the entity in the form of capital contributions and shareholder loans. The complete design, timing, cost and scope of the project are at a preliminary stage and are subject to the risks attendant to large-scale projects.

New York Racing Association. We have an understanding with the New York Racing Association ("NYRA") to manage VLTs at NYRA's Aqueduct horseracing facility in metropolitan New York. We would assist in the development of the facility, including providing project financing, and would manage the facility for a fee. Work was halted on the VLT facility in August 2003 pending the outcome of

an investigation of certain aspects of NYRA's operations by Federal prosecutors. In December 2003, NYRA reached agreement with the Justice Department whereby NYRA was indicted with prosecution deferred. NYRA agreed to pay a fine and the indictment will be dismissed with prejudice upon NYRA implementing certain reforms and otherwise complying with the terms of the agreement. Our participation is subject to a definitive agreement, regulatory approvals and certain legislative changes by the State of New York.

Off Balance Sheet Arrangements

Our off balance sheet arrangements consist primarily of investments in unconsolidated affiliates, which currently consist primarily of our investments in Monte Carlo and Borgata. We have not entered into any transactions with special purpose entities, nor have we engaged in any derivative transactions other than straightforward interest rate swaps. Our joint venture and unconsolidated affiliate investments allow us to realize the benefits of owning a full-scale resort in a manner that minimizes our initial investment. We provided a guaranty for up to 50% of the interest and principal payment obligations on the construction financing for The Residences at MGM Grand. Otherwise, we have not guaranteed financing obtained by our investees, nor are there any other provisions of the venture agreements which are unusual or subject us to risks to which we would not be subjected if we had full ownership of the resort.

At December 31, 2004, we had outstanding letters of credit totaling $51 million, of which $50 million support the bonds issued by the Economic Development Corporation of the City of Detroit. These bonds are recorded as a liability in our consolidated balance sheets. This obligation was undertaken to secure our right to develop a permanent casino in Detroit.

Commitments and Contractual Obligations

The following table summarizes our scheduled contractual commitments as of December 31, 2004:

(In millions)	2005	2006	2007	2008	2009	Thereafter
Long-term debt	$ 476	$ 245	$ 910	$ 430	$ 1,050	$ 2,400
Estimated interest payments						
on long-term debt (1)	410	391	341	290	286	461
Capital leases	2	2	2	1	—	—
Operating leases	10	9	8	7	7	332
Long-term liabilities (2)	40	7	6	5	55	4
Other purchase obligations:						
Mandalay merger	5,505	—	—	—	—	—
Construction commitments	134	5	—	—	—	—
Employment agreements	100	69	14	1	—	—
Entertainment agreements (3)	73	23	—	—	—	—
Other (4)	43	7	7	7	3	—
	$6,793	$ 758	$1,288	$ 741	$ 1,401	$ 3,197

(1) Estimated interest payments on long-term debt are based on principal amounts outstanding at December 31, 2004 after giving effect to the redemption of certain senior notes in February 2005, and forecasted LIBOR rates for our bank credit facility.

(2) Includes our obligation to support $50 million of bonds issued by the Economic Development Corporation of the City of Detroit as part of our development agreement with the City. The bonds mature in 2009. Also includes the estimated payments of obligations under our deferred compensation and supplemental executive retirement plans, based on balances as of December 31, 2004 and assumptions of retirement based on plan provisions.

(3) Our largest entertainment commitments consist of minimum contractual payments to Cirque du Soleil, which performs shows at several of our resorts. We are generally contractually committed for a period of 12 months based on our ability to exercise certain termination rights; however, we expect these shows to continue for longer periods.

(4) The amount for 2005 includes approximately $31 million of open purchase orders. Other commitments are for various contracts, including maintenance and other service agreements and advertising commitments.

Other significant operating uses of cash in 2005 include tax payments. Other significant investing uses of cash flow in 2005 include uncommitted capital expenditures, expected to be approximately $400 million exclusive of any spending

on a permanent casino in Detroit, investments in our Macau joint venture or capital spending at Mandalay resorts.

We plan to fund our contractual obligations and other estimated spending through a combination of operating cash flow, proceeds from known or expected sales of businesses and available borrowings under our senior credit facility. To fund the Mandalay acquisition, we entered into the revised bank credit facility, which will provide the required funds to fund payments to Mandalay's shareholders and holders of Mandalay's convertible debentures, as well as refinance certain of Mandalay's outstanding borrowings. We are required to sell our interest in one of the two casinos in Detroit, Michigan. The sale of either of these interests will generate significant cash flow. We have generated over $740 million in operating cash flow in each of the past three years, which included deductions for interest payments, tax payments and certain contractually committed payments reflected in the above table, including operating leases, employment agreements and entertainment agreements. We expect to generate a higher level of operating cash flow in 2005 due to improved operating results, expanded facilities and the Mandalay acquisition.

Critical Accounting Policies and Estimates

Management's discussion and analysis of our results of operations and liquidity and capital resources are based on our consolidated financial statements. To prepare our consolidated financial statements in accordance with accounting principles generally accepted in the United States of America, we must make estimates and assumptions that affect the amounts reported in the consolidated financial statements. We regularly evaluate these estimates and assumptions, particularly in areas we consider to be critical accounting estimates, where changes in the estimates and assumptions could have a material impact on our results of operations, financial position or cash flows. Senior management and the Audit Committee of the Board of Directors have reviewed the disclosures included herein about our critical accounting estimates, and have reviewed the processes to determine those estimates.

Allowance for Doubtful Casino Accounts Receivable

Marker play represents a significant portion of the table games volume at Bellagio, MGM Grand Las Vegas and The Mirage. Our other facilities do not emphasize marker play to the same extent, although we offer markers to customers at those casinos as well.

We maintain strict controls over the issuance of markers and aggressively pursue collection from those customers who fail to pay their marker balances timely. These collection efforts are similar to those used by most large corporations when dealing with overdue customer accounts, including the mailing of statements and delinquency notices, personal contacts, the use of outside collection agencies and civil litigation. Markers are generally legally enforceable instruments in the United States. At December 31, 2004 and 2003, approximately 54% and 53%, respectively, of our casino accounts receivable was owed by customers from the United States. Markers are not legally enforceable instruments in some foreign countries, but the United States assets of foreign customers may be reached to satisfy judgments entered in the United States. A significant portion of our casino accounts receivable is owed by casino customers from the Far East. At December 31, 2004 and 2003, approximately 25% and 30%, respectively, of our casino accounts receivable was owed by customers from the Far East.

We maintain an allowance, or reserve, for doubtful casino accounts at all of our operating casino resorts. The provision for doubtful accounts, an operating expense, increases the allowance for doubtful accounts. We regularly evaluate the allowance for doubtful casino accounts. At resorts where marker play is not significant, the allowance is generally established by applying standard reserve percentages to aged account balances. At resorts where marker play is significant, we apply standard reserve percentages to aged account balances under a specified dollar amount and specifically analyze the collectibility of each account with a balance over the specified dollar amount, based on the age of the account, the customer's financial condition, collection history and any other known information. We also monitor regional and global economic conditions and forecasts to determine if reserve levels are adequate.

The collectibility of unpaid markers is affected by a number of factors, including changes in currency exchange rates and economic conditions in the customers' home countries. Because individual customer account balances can be significant, the allowance and the provision can change significantly between periods, as information about a certain customer becomes known or as changes in a region's economy occur.

The following table shows key statistics related to our casino receivables:

Year Ended December 31 (In thousands)	**2004**	2003	2002
Casino accounts receivable	$174,713	$159,569	$166,612
Allowance for doubtful casino accounts receivable	57,111	75,265	85,504
Allowance as a percentage of casino accounts receivable	33%	47%	51%
Median age of casino accounts receivable	33 days	43 days	50 days
Percentage of casino accounts outstanding over 180 days	15%	23%	27%

The allowance for doubtful accounts as a percentage of casino accounts receivable has decreased since 2002, the result of improved collections leading to improved credit statistics, reflected in the lower median age of accounts and decreasing percentage of accounts outstanding over 180 days. Our reserve percentage is now consistent with the percentage before the September 11 attacks, and is representative of a more normalized collection experience and positive global economic conditions relative to the conditions in 2001 and 2002.

At December 31, 2004, a 100 basis-point change in the allowance for doubtful accounts as a percentage of casino accounts receivable would change net income by $1.1 million, or $0.01 per share.

Fixed asset capitalization and depreciation policies

Property and equipment are stated at cost. Maintenance and repairs that neither materially add to the value of the property nor appreciably prolong its life are charged to expense as incurred. Depreciation and amortization are provided on a straight-line basis over the estimated useful lives of the assets. We account for construction projects in accordance with Statement of Financial Accounting Standards No. 67, "Accounting for Costs and Initial Rental Operations of Real Estate Projects". When we construct assets, we capitalize direct costs of the project, including fees paid to architects and contractors, property taxes, and certain costs of our design and construction subsidiary, MGM MIRAGE Design Group.

We must make estimates and assumptions when accounting for capital expenditures. Whether an expenditure is considered a maintenance expense or a capital asset is a matter of judgment. When constructing or purchasing assets, we must determine whether existing assets are being replaced or otherwise impaired, which also may be a matter of judgment. Our depreciation expense is highly dependent on the assumptions we make about our assets' estimated useful lives. We determine the estimated useful lives based on our experience with similar assets, engineering studies, and our estimate of the usage of the asset. Whenever events or circumstances occur which change the estimated useful life of an asset, we account for the change prospectively.

In accordance with Statement of Financial Accounting Standards No. 34, "Capitalization of Interest Cost" ("SFAS 34"), interest cost associated with major development and construction projects is capitalized as part of the cost of the project. Interest is typically capitalized on amounts expended on the project using the weighted-average cost of our outstanding borrowings, since we typically do not borrow funds directly related to a development project. Capitalization of interest starts when construction activities, as defined in SFAS 34, begin and ceases when construction is substantially complete or development activity is suspended for more than a brief period.

Whether we capitalize interest on a project depends in part on management's actions. In October 2002, we announced the suspension of development activities on our wholly-owned project on the Renaissance Pointe land in Atlantic City. In connection with that announcement, we stopped capitalizing interest associated with the project. Interest capitalized on this project for the year ended December

31, 2002 was $41 million. In November 2004, we announced the development of Project CityCenter in Las Vegas. In connection with this announcement and the start of design activities, we began capitalizing interest associated with this project, including capitalizing interest on land costs for the portion of the Project CityCenter site not currently being utilized in operations. Interest capitalized on this project for the year ended December 31, 2004 was $2 million.

Impairment of Long-lived Assets

We evaluate our property and equipment and other long-lived assets for impairment in accordance with Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." For assets to be disposed of, we recognize the asset at the lower of carrying value or fair market value less costs of disposal, as estimated based on comparable asset sales, solicited offers, or a discounted cash flow model. For assets to be held and used, we review for impairment whenever indicators of impairment exist. We then compare the estimated future cash flows of the asset, on an undiscounted basis, to the carrying value of the asset. If the undiscounted cash flows exceed the carrying value, no impairment is indicated. If the undiscounted cash flows do not exceed the carrying value, then an impairment is recorded based on the fair value of the asset, typically measured using a discounted cash flow model. If an asset is still under development, future cash flows include remaining construction costs. All recognized impairment losses, whether for assets to be disposed of or assets to be held and used, are recorded as operating expenses.

There are several estimates, assumptions and decisions in measuring impairments of long-lived assets. First, management must determine the usage of the asset. To the extent management decides that an asset will be sold, it is more likely that an impairment may be recognized. Assets must be tested at the lowest level for which identifiable cash flows exist. This means that some assets must be grouped, and management has some discretion in the grouping of assets. Future cash flow estimates are, by their nature, subjective and actual results may differ materially from our estimates.

On a quarterly basis, we review our major long-lived assets to determine if events have occurred or circumstances exist that indicate a potential impairment. We estimate future cash flows using our internal budgets. When appropriate, we discount future cash flows using our weighted-average cost of capital, developed using a standard capital asset pricing model. Whenever an impairment loss is recorded, or a test for impairment is made, we discuss the facts and circumstances with the audit committee.

See "Results of Operations" for discussion of write-downs and impairments recorded in 2002, 2003 and 2004. In October 2002, we announced the suspension of our development activities on our wholly-owned project on the Renaissance Pointe land in Atlantic City. In connection therewith, we reviewed the land for potential impairment, and determined no impairment was indicated. In December 2002, in connection with our agreement with Turnberry Associates whereby we are required to contribute land to the venture, we reviewed the land for potential impairment, and determined no impairment was indicated. In June 2003, we entered into an agreement to sell the Golden Nugget Subsidiaries. The fair value less costs to sell exceeds the carrying value, therefore no impairment was indicated. In February 2004, we entered into an agreement to sell MGM Grand Australia. The fair value less costs to sell exceeds the carrying value, therefore no impairment was indicated.

Other than the above items, we are not aware of events or circumstances that would cause us to review any material long-lived assets for impairment.

Income taxes

We are subject to income taxes in the United States, and in several states and foreign jurisdictions in which we operate. We account for income taxes according to Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS 109"). SFAS 109 requires the recognition of deferred tax assets, net of applicable reserves, related to net operating loss carryforwards and certain temporary differences. The standard requires recognition of a future tax benefit to the extent that realization of such benefit is more likely than not. Otherwise, a valuation allowance is applied.

At December 31, 2004, we had $93 million of deferred tax assets and $1.9 billion of deferred tax liabilities. Except for certain New Jersey state net operating losses and certain other New Jersey state deferred tax assets, we believe that it is more likely than not that our deferred tax assets are fully realizable because of the future reversal of existing taxable temporary differences and future projected taxable income. The valuation allowance at December 31, 2004 related to the New Jersey deferred tax assets was $6 million.

Our income tax returns are subject to examination by the Internal Revenue Service ("IRS") and other tax authorities. While positions taken in tax returns are sometimes subject to uncertainty in the tax laws, we do not take such positions unless we have "substantial authority" to do so under the Internal Revenue Code and applicable regulations. We may take positions on our tax returns based on substantial authority that are not ultimately accepted by the IRS.

We assess such potential unfavorable outcomes based on the criteria of Statement of Financial Accounting Standards No. 5, "Accounting for Contingencies" ("SFAS 5"). We establish a tax reserve if an unfavorable outcome is probable and the amount of the unfavorable outcome can be reasonably estimated. We assess the potential outcomes of tax uncertainties on a quarterly basis. In determining whether the probable criterion of SFAS 5 is met, we presume that the taxing authority will focus on the exposure and we assess the probable outcome of a particular issue based upon the relevant legal and technical merits. We also apply our judgment regarding the potential actions by the tax authorities and resolution through the settlement process.

We maintain required tax reserves until such time as the underlying issue is resolved. When actual results differ from reserve estimates, we adjust the income tax provision and our tax reserves in the period resolved. For tax years that are examined by taxing authorities, we adjust tax reserves in the year the tax examinations are settled. For tax years that are not examined by taxing authorities, we adjust tax reserves in the year that the statute of limitations expires. Our estimate of the potential outcome for any uncertain tax issue is highly judgmental, and we believe we have adequately provided for any reasonable and foreseeable outcomes related to uncertain tax matters.

In December 2002, we settled the IRS audit of the Company's 1995 and 1996 tax returns, which did not result in a material impact on our results of operations or financial position. During 2003, we filed amended returns for tax years subsequent to 1996 to reflect the impact of the IRS audits of the 1993 through 1996 tax years on those subsequent years. In the fourth quarter of 2003, the statutes of limitations expired for the 1997 through 1999 tax years, resulting in a reduction of our tax reserves of $13 million and a corresponding reduction in our provision for income taxes. In the third quarter of 2004, the statute of limitations expired for our 2000 tax return, resulting in a reduction of our tax reserves of $6 million and a corresponding reduction in our provision for income taxes. Subsequent to December 31, 2004, we received notice that the IRS will audit our 2001 and 2002 tax returns, and the tax returns for years after 2002 are subject to possible future examination.

We classify reserves for tax uncertainties within "other accrued liabilities" in the accompanying consolidated balance sheets, separate from any related income tax payable or deferred income taxes. Reserve amounts may relate to the deductibility of an item, as well as potential interest associated with those items.

A portion of our tax reserves was assumed in the Mirage Acquisition. The IRS audit of the tax returns of Mirage through the merger date was settled in August 2003, resulting in a payment to the IRS of $45 million, including interest. These matters had been previously reserved for, so the settlement had no impact on our income tax provision or our results of operations. Any future adjustments to the acquired Mirage tax reserves will be recorded as an adjustment to goodwill.

ACCOUNTING PRINCIPLES ADOPTED IN 2004

Taxation on Foreign Earnings

In December 2004, the staff of the Financial Accounting Standards Board ("FASB") issued FASB Staff Position 109-2, "Accounting and Disclosure Guidance for the Foreign Repatriation Provision within the American Jobs Creation Act of 2004" ("FSP 109-2"). FSP 109-2 allows us additional time beyond the financial reporting period in which the Act was enacted to evaluate the effects of the Act on our plans for repatriation of unremitted earnings. Under SFAS 109, we did not historically record a provision for U.S. Federal or State income taxes on undistributed earnings of foreign subsidiaries because such earnings were considered to be indefinitely reinvested in the operations of foreign subsidiaries. Upon the sale of MGM Grand Australia, we did provide deferred taxes of $11 million on the basis that the proceeds would be repatriated without the benefit of the 85 percent one-time deduction provided by the Act. The Act may allow a special one-time deduction of 85 percent of certain repatriated foreign earnings; however, additional clarifying language is necessary to ensure we qualify for the deduction. The potential benefit to us of the repatriation provisions of the Act is $7 million.

Discontinued operations

In November 2004, the Emerging Issues Task Force ("EITF") of the FASB reached a consensus on Issue No. 03-13, "Applying the Conditions in Paragraph 42 of FASB Statement No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets*, in Determining Whether to Report Discontinued Operations," ("EITF 03-13"). EITF 03-13 requires us to analyze whether the cash flows of a disposed component have been eliminated from our ongoing operations and whether we retain a continuing involvement in the operations of the disposed component. If significant migration of customers occurs to our other operations, we would be precluded from classifying a sold or disposed operation as a "discontinued" operation. EITF 03-13 is effective for components disposed of or classified as held for sale in periods beginning after December 15, 2004, with optional application to components disposed of or classified as held for sale within that fiscal year. We did not apply EITF 03-13 to our sale of MGM Grand Australia, but if we had applied EITF 03-13 we still would have classified MGM Grand Australia as a discontinued operations.

RECENTLY ISSUED ACCOUNTING STANDARDS

Stock-based Compensation

In December 2004, the FASB issued FASB Statement No. 123 (revised 2004), "Share-Based Payment" ("SFAS 123(R)"). Under the original standard, SFAS No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"), companies had the option of recording stock options issued to employees at fair value or intrinsic value, which generally leads to no expense being recorded. Most companies, including us, opted to use this intrinsic value method and make required disclosures of fair value expense. SFAS 123(R) eliminates this intrinsic value alternative. SFAS 123(R) is effective for us on July 1, 2005, at which time all future share-based payments must be recorded at fair value. Transition methods are discussed below.

We must make certain changes in the manner of valuation of options and must make certain decisions which will affect the amount and timing of expense recognition, as discussed below.

Choice of valuation model. Under SFAS 123, stock options were generally valued using the Black-Scholes model. SFAS 123(R) does not specify which model must be used, but requires that certain assumptions be included in the chosen model. Essentially, we have a choice of continuing to apply the Black-Scholes model or applying a binomial (lattice) model. The key difference is that a binomial model can better account for sub-optimal exercises; that is, exercises before the contractual expiration of the option. A binominal model is more complex to apply, and generally results in a lower value than a comparable valuation using the Black-Scholes model. We have not yet determined which model we will apply.

Choice of vesting patterns. Under SFAS 123(R), awards with graded vesting, as all of our awards have, may be expensed in one of two time patterns: 1) On a straight-line basis over the complete vesting period (as though the entire award was one grant); or 2) On an accelerated basis, treating each vesting layer as a separate grant and amortizing each layer on a straight-line basis. For disclosure purposes under SFAS 123, we used the accelerated basis. We have preliminarily concluded that we will use the straight-line method for future grants under SFAS 123(R). As discussed below under transition methods, such policy will only apply to future grants. Expense recognized under SFAS 123(R) for previously granted options will be recorded on the accelerated basis.

Estimating forfeitures. Under SFAS 123, we could choose whether to estimate forfeitures at the grant date or recognize actual forfeitures as they occur. Under SFAS 123(R), we must estimate forfeitures as of the grant date.

Presentation of excess tax benefits in the statement of cash flows. Under SFAS 123(R), the excess of tax benefits realized from the exercise of employee stock options over the tax benefit associated with the financial reporting expense is shown as a financing cash inflow in the statement of cash flows. Previously, these excess benefits were shown as an operating cash inflow.

Transition alternatives. There are two allowable transition alternatives – the modified-prospective transition or the modified-retrospective transition. Under the modified-prospective transition, we would begin applying the valuation and other criteria to stock options granted beginning July 1, 2005. We would begin recognizing expense for the unvested portion of previously issued grants at the same time, based on the valuation and attribution methods originally used to calculate the disclosures. Under the modified-retrospective transition, we would restate prior periods to reflect the previously calculated amounts in the pro forma disclosures as actual expenses of the prior period (with no change in valuation or attribution methods). Future accounting would be the same as under the modified-prospective transition. We would also restate the statement of cash flows for the change in classification of excess tax benefits. In addition, we would be required under the modified-retrospective transition method to estimate forfeitures for options outstanding as of July 1, 2005 and recognize a cumulative effect of change in accounting principle to reverse such previously recognized compensation. We have not yet determined which transition method we will apply.

Disclosures. There are additional disclosure requirements under SFAS 123(R), which will not have a material impact on us.

The impact of adopting SFAS 123(R) on our operating results will depend in part on the amount of stock options or other share-based payments we grant in the future. The following table shows compensation expense related to options granted through December 31, 2004, based on the options' vesting schedules:

	(In thousands)
2002 (Actual, included in our pro forma disclosures)	$47,761
2003 (Actual, included in our pro forma disclosures)	43,310
2004 (Actual, included in our pro forma disclosures)	22,963
2005, through June 30 (Estimated, for pro forma disclosures)	10,299
2005, July 1 through December 31 (Estimated, to be recorded as expense)	10,032

We do not believe the adoption of SFAS 123(R) will have a material impact on our cash flows or financial position.

Market Risk

Market risk is the risk of loss arising from adverse changes in market rates and prices, such as interest rates, foreign currency exchange rates and commodity prices. Our primary exposure to market risk is interest rate risk associated with our

long-term debt. We attempt to limit our exposure to interest rate risk by managing the mix of our long-term fixed rate borrowings and short-term borrowings under our bank credit facilities.

In 2003, we entered into three interest rate swap agreements, designated as fair value hedges, which effectively converted $400 million of our fixed rate debt to floating rate debt. In 2004, we terminated interest rate swap agreements with total notional amounts of $400 million and entered into additional interest rate swap agreements designated as fair value hedges with total notional amounts of $100 million, leaving interest rate swap agreements with total notional amounts of $100 million at December 31, 2004.

Under the terms of these agreements, we make payments based on specified spreads over six-month LIBOR, and receive payments equal to the interest payments due on the fixed rate debt. The interest rate swap agreements qualify for the "shortcut method" allowed under SFAS No. 133, which allows an assumption of no ineffectiveness in the hedging relationship. As such, there is no income statement impact from changes in the fair value of the hedging instruments.

The following table provides information about our interest rate swaps as of December 31, 2004:

Maturity Date	February 27, 2014
Notional Value	$ 100 million
Estimated Fair Value	$ (81,000)
Average Pay Rate*	4.18%
Average Receive Rate	5.875%

*Interest rates are determined in arrears. These rates have been estimated based on implied forward rates in the yield curve.

As of December 31, 2004, after giving effect to the interest rate swaps discussed above, long-term fixed rate borrowings represented approximately 97% of our total borrowings. Assuming a 100 basis-point change in LIBOR, our annual interest cost would change by approximately $2 million.

Management's Annual Report on Internal Control Over Financial Reporting

Management's Responsibilities

Management is responsible for establishing and maintaining adequate internal control over financial reporting for MGM MIRAGE (a Delaware corporation) and subsidiaries (the "Company").

Objective of Internal Control Over Financial Reporting

In establishing adequate internal control over financial reporting, management has developed and maintained a system of internal control, policies and procedures designed to provide reasonable assurance that information contained in the accompanying consolidated financial statements and other information presented in this annual report is reliable, does not contain any untrue statement of a material fact or omit to state a material fact, and fairly presents in all material respects the financial condition, results of operations and cash flows of the Company as of and for the periods presented in this annual report. Significant elements of the Company's internal control over financial reporting include, for example:

- Hiring skilled accounting personnel and training them appropriately;
- Written accounting policies;
- Written documentation of accounting systems and procedures;
- Segregation of incompatible duties;
- Internal audit function to monitor the effectiveness of the system of internal control;
- Oversight by an independent Audit Committee of the Board of Directors.

Management's Evaluation

Management has evaluated the Company's internal control over financial reporting using the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on their evaluation as of December 31, 2004, management believes that the Company's internal control over financial reporting is effective in achieving the objectives described above.

Report of Independent Registered Public Accounting Firm

Deloitte & Touche LLP audited the Company's consolidated financial statements as of and for the period ended December 31, 2004 and issued their report thereon, which is included in this annual report. Deloitte & Touche LLP has also issued an attestation report on management's assessment and on the effectiveness of the Company's internal control over financial reporting, and such report is also included in this annual report.

Reports of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of MGM MIRAGE

We have audited management's assessment, included in the accompanying "Management's Annual Report on Internal Control Over Financial Reporting", that MGM MIRAGE (a Delaware corporation) and subsidiaries (the "Company") maintained effective internal control over financial reporting as of December 31, 2004, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that the Company maintained effective internal control over financial reporting as of December 31, 2004, is fairly stated, in all material respects, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2004, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2004 of the Company and our report dated March 10, 2005 expressed an unqualified opinion on those financial statements.

Deloitte & Touche LLP

Las Vegas, Nevada
March 10, 2005

Reports of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of MGM MIRAGE

We have audited the accompanying consolidated balance sheets of MGM MIRAGE (a Delaware corporation) and subsidiaries (the "Company") as of December 31, 2004 and 2003, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2004 and 2003, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company's internal control over financial reporting as of December 31, 2004, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 10, 2005 expressed an unqualified opinion on management's assessment of the effectiveness of the Company's internal control over financial reporting and an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

Deloitte & Touche LLP

Las Vegas, Nevada
March 10, 2005

Consolidated Balance Sheets

At December 31 (In thousands, except share amounts)	2004	2003
ASSETS		
Current assets		
Cash and cash equivalents	$ 435,128	$ 279,606
Accounts receivable, net	204,151	139,475
Inventories	70,333	65,189
Income tax receivable	—	9,901
Deferred income taxes	28,928	49,286
Prepaid expenses and other	81,662	89,641
Assets held for sale	—	226,082
Total current assets	820,202	859,180
Property and equipment, net	8,914,142	8,681,339
Other assets		
Investments in unconsolidated affiliates	842,640	756,012
Goodwill and other intangible assets, net	233,335	267,668
Deposits and other assets, net	304,710	247,070
Total other assets	1,380,685	1,270,750
	$ 11,115,029	$ 10,811,269
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities		
Accounts payable	$ 198,050	$ 186,998
Income taxes payable	4,991	—
Current portion of long-term debt	14	9,008
Accrued interest on long-term debt	116,997	87,711
Other accrued liabilities	607,925	559,445
Liabilities related to assets held for sale	—	23,456
Total current liabilities	927,977	866,618
Deferred income taxes	1,802,008	1,765,426
Long-term debt	5,458,848	5,521,890
Other long-term obligations	154,492	123,547
Commitments and contingencies (Note 10)		
Stockholders' equity		
Common stock, $.01 par value: authorized 300,000,000 shares, issued 173,573,934 and 168,268,213 shares; outstanding 140,369,934 and 143,096,213 shares	1,736	1,683
Capital in excess of par value	2,346,329	2,171,625
Deferred compensation	(10,878)	(19,174)
Treasury stock, at cost (33,204,000 and 25,172,000 shares)	(1,110,551)	(760,594)
Retained earnings	1,546,235	1,133,903
Accumulated other comprehensive income (loss)	(1,167)	6,345
Total stockholders' equity	2,771,704	2,533,788
	$ 11,115,029	$ 10,811,269

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Income

Year Ended December 31 (In thousands, except per share amounts)	2004	2003	2002
Revenues			
Casino	$ **2,223,965**	$ 2,037,514	$ 2,012,840
Rooms	**911,259**	833,272	796,861
Food and beverage	**841,147**	757,278	706,153
Entertainment	**270,799**	255,995	251,488
Retail	**184,438**	180,935	170,537
Other	**240,880**	210,772	215,600
	4,672,488	4,275,766	4,153,479
Less: Promotional allowances	**(434,384)**	(413,023)	(396,551)
	4,238,104	3,862,743	3,756,928
Expenses			
Casino	**1,106,142**	1,040,948	1,007,968
Rooms	**247,387**	234,693	211,401
Food and beverage	**482,417**	436,754	393,166
Entertainment	**192,390**	183,012	181,403
Retail	**118,413**	115,123	108,325
Other	**146,146**	130,698	114,431
Provision for doubtful accounts	**(3,629)**	12,570	27,675
General and administrative	**612,615**	583,599	560,909
Corporate expense	**77,910**	61,541	43,856
Preopening and start-up expenses	**10,276**	29,266	14,141
Restructuring costs (credit)	**5,625**	6,597	(17,021)
Property transactions, net	**8,665**	(18,941)	14,712
Depreciation and amortization	**402,545**	400,766	381,785
	3,406,902	3,216,626	3,042,751
Income from unconsolidated affiliates	**119,658**	53,612	32,361
Operating income	**950,860**	699,729	746,538
Non-operating income (expense)			
Interest income	**5,664**	4,078	4,071
Interest expense, net	**(378,386)**	(337,586)	(283,736)
Non-operating items from unconsolidated affiliates	**(12,298)**	(10,401)	(1,335)
Other, net	**(10,025)**	(12,160)	(7,611)
	(395,045)	(356,069)	(288,611)
Income from continuing operations before income taxes	**555,815**	343,660	457,927
Provision for income taxes	**(205,959)**	(113,387)	(168,451)
Income from continuing operations	**349,856**	230,273	289,476
Discontinued operations			
Income from discontinued operations, including gain (loss) on disposal of $82,538 (2004) and $(6,735) (2003)	**94,207**	16,075	7,883
Provision for income taxes	**(31,731)**	(2,651)	(4,924)
	62,476	13,424	2,959
Net income	$ **412,332**	$ 243,697	$ 292,435
Basic income per share of common stock			
Income from continuing operations	$ **2.51**	$ 1.55	$ 1.83
Discontinued operations	**0.44**	0.09	0.02
Net income per share	$ **2.95**	$ 1.64	$ 1.85
Diluted income per share of common stock			
Income from continuing operations	$ **2.42**	$ 1.52	$ 1.81
Discontinued operations	**0.43**	0.09	0.02
Net income per share	$ **2.85**	$ 1.61	$ 1.83

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Cash Flows

Year Ended December 31 (In thousands)	2004	2003	2002
Cash flows from operating activities			
Net income	$ **412,332**	$ 243,697	$ 292,435
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	**403,039**	412,937	398,623
Amortization of debt discount and issuance costs	**31,217**	35,826	28,527
Provision for doubtful accounts	**(3,522)**	13,668	28,352
Property transactions, net	**8,661**	(18,336)	14,712
Loss on early retirements of debt	**5,527**	3,244	504
(Gain) loss on disposal of discontinued operations	**(82,538)**	6,735	—
Income from unconsolidated affiliates	**(107,360)**	(43,211)	(31,765)
Distributions from unconsolidated affiliates	**51,500**	38,000	37,000
Deferred income taxes	**55,647**	28,362	90,852
Tax benefit from stock option exercises	**38,911**	9,505	18,050
Changes in assets and liabilities:			
Accounts receivable	**(48,533)**	(14,330)	(24,107)
Inventories	**(8,557)**	(2,205)	(5,685)
Income taxes receivable and payable	**14,891**	(10,538)	12,714
Prepaid expenses and other	**1,109**	(8,500)	(16,142)
Accounts payable and accrued liabilities	**72,392**	53,971	(275)
Other	**(15,469)**	(8,013)	2,751
Net cash provided by operating activities	**829,247**	740,812	846,546
Cash flows from investing activities			
Purchases of property and equipment	**(702,862)**	(550,232)	(300,039)
Proceeds from the sale of the Golden Nugget Subsidiaries and MGM Grand Australia Subsidiaries, net	**345,730**	—	—
Dispositions of property and equipment	**32,978**	56,614	20,340
Investments in unconsolidated affiliates	**(11,602)**	(41,350)	(80,314)
Change in construction payable	**17,329**	12,953	6,313
Other	**(29,326)**	(33,673)	(17,510)
Net cash used in investing activities	**(347,753)**	(555,688)	(371,210)
Cash flows from financing activities			
Net repayment under bank credit facilities	**(1,574,489)**	(285,087)	(270,126)
Issuance of long-term debt	**1,528,957**	600,000	—
Repurchase of senior notes	**(52,149)**	(28,011)	—
Debt issuance costs	**(13,349)**	(25,374)	(848)
Issuance of common stock	**135,910**	36,254	45,985
Purchases of treasury stock	**(348,895)**	(442,864)	(207,590)
Other	**(1,957)**	(20,153)	(21,906)
Net cash used in financing activities	**(325,972)**	(165,235)	(454,485)
Cash and cash equivalents			
Net increase for the year	**155,522**	19,889	20,851
Cash related to discontinued operations	**—**	(15,230)	—
Balance, beginning of year	**279,606**	274,947	254,096
Balance, end of year	$ **435,128**	$ 279,606	$ 274,947
Supplemental cash flow disclosures			
Interest paid, net of amounts capitalized	$ **321,008**	$ 308,198	$ 266,071
State, federal and foreign income taxes paid	**128,393**	94,932	44,579
Non-cash investing and financing transactions			
Acquisition of Detroit development rights	$ **—**	$ —	$ 115,056

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Stockholders' Equity

For the Years Ended December 31, 2004, 2003 and 2002 (In thousands)

	Common Stock Shares Outstanding	Common Stock Par Value	Capital in Excess of Par Value	Deferred Compensation	Treasury Stock	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total Stockholders' Equity
Balances, January 1, 2002	157,396	$ 1,637	$ 2,049,841	$ —	$ (129,399)	$ 597,771	$ (9,150)	$ 2,510,700
Net income	—	—	—	—	—	292,435	—	292,435
Currency translation adjustment	—	—	—	—	—	—	6,085	6,085
Derivative loss from unconsolidated affiliate, net	—	—	—	—	—	—	(5,821)	(5,821)
Total comprehensive income	—	—	—	—	—	—	—	292,699
Issuance of restricted stock	903	—	12,000	(31,769)	19,769	—	—	—
Cancellation of restricted stock	(6)	—	—	212	(212)	—	—	—
Amortization of deferred compensation	—	—	—	4,523	—	—	—	4,523
Issuance of common stock upon exercise of stock options	2,707	27	45,735	—	—	—	—	45,762
Purchases of treasury stock	(6,426)	—	—	—	(207,590)	—	—	(207,590)
Tax benefit from stock option exercises	—	—	18,050	—	—	—	—	18,050
Balances, December 31, 2002	154,574	1,664	2,125,626	(27,034)	(317,432)	890,206	(8,886)	2,664,144
Net income	—	—	—	—	—	243,697	—	243,697
Currency translation adjustment	—	—	—	—	—	—	12,313	12,313
Derivative income from unconsolidated affiliate, net	—	—	—	—	—	—	2,918	2,918
Total comprehensive income	—	—	—	—	—	—	—	258,928
Cancellation of restricted stock	(10)	—	(54)	352	(298)	—	—	—
Issuance of stock options to non-employees	—	—	313	(313)	—	—	—	—
Amortization of deferred compensation	—	—	—	7,821	—	—	—	7,821
Issuance of common stock upon exercise of stock options	1,875	19	36,235	—	—	—	—	36,254
Purchases of treasury stock	(13,343)	—	—	—	(442,864)	—	—	(442,864)
Tax benefit from stock option exercises	—	—	9,505	—	—	—	—	9,505
Balances, December 31, 2003	143,096	1,683	2,171,625	(19,174)	(760,594)	1,133,903	6,345	2,533,788
Net income	—	—	—	—	—	**412,332**	—	**412,332**
Currency translation adjustment	—	—	—	—	—	—	**(10,336)**	**(10,336)**
Derivative income from unconsolidated affiliate, net	—	—	—	—	—	—	**2,824**	**2,824**
Total comprehensive income	—	—	—	—	—	—	—	**404,820**
Cancellation of restricted stock	**(32)**	—	**(64)**	**1,126**	**(1,062)**	—	—	—
Amortization of deferred compensation	—	—	—	**7,170**	—	—	—	**7,170**
Issuance of common stock upon exercise of stock options	**5,306**	**53**	**135,857**	—	—	—	—	**135,910**
Purchases of treasury stock	**(8,000)**	—	—	—	**(348,895)**	—	—	**(348,895)**
Tax benefit from stock option exercises	—	—	**38,911**	—	—	—	—	**38,911**
Balances, December 31, 2004	**140,370**	**$ 1,736**	**$ 2,346,329**	**$ (10,878)**	**$(1,110,551)**	**$1,546,235**	**$ (1,167)**	**$ 2,771,704**

The accompanying notes are an integral part of these consolidated financial statements.

NOTE 1 — ORGANIZATION

MGM MIRAGE (the "Company"), formerly MGM Grand, Inc., is a Delaware corporation, incorporated on January 29, 1986. As of December 31, 2004 approximately 58% of the outstanding shares of the Company's common stock were owned by Tracinda Corporation, a Nevada corporation wholly owned by Kirk Kerkorian. MGM MIRAGE acts largely as a holding company and, through wholly-owned subsidiaries, owns and/or operates casino resorts.

The Company owns and operates the following casino resorts on the Las Vegas Strip in Las Vegas, Nevada: Bellagio, MGM Grand Las Vegas, The Mirage, Treasure Island ("TI"), New York-New York and the Boardwalk Hotel and Casino. The Company owns a 50% interest in the joint venture that owns and operates the Monte Carlo Resort & Casino, also located on the Las Vegas Strip.

The Company owns three resorts in Primm, Nevada at the California/Nevada state line – Whiskey Pete's, Buffalo Bill's and the Primm Valley Resort – as well as two championship golf courses located near the resorts. The Company also owns Shadow Creek, an exclusive world-class golf course located approximately ten miles north of its Las Vegas Strip resorts.

The Company, through its wholly owned subsidiary, MGM Grand Detroit, Inc., and its local partners formed MGM Grand Detroit, LLC, to develop a hotel, casino and entertainment complex in Detroit, Michigan. MGM Grand Detroit, LLC operates a casino in an interim facility in downtown Detroit. See Note 10 for discussion of the revised development agreement with the City of Detroit and plans for a permanent casino resort.

The Company owns and operates Beau Rivage, a beachfront resort located in Biloxi, Mississippi. The Company also owns a 50% interest in a limited liability company that owns Borgata, a casino resort at Renaissance Pointe, located in the Marina area of Atlantic City, New Jersey. Boyd Gaming Corporation owns the other 50% of Borgata and also operates the resort. Borgata opened in July 2003. The Company owns approximately 95 developable acres adjacent to Borgata, a portion of which consists of common roads, landscaping and master plan improvements which the Company designed and developed as required under the agreement with Boyd.

Until July 2004, the Company owned and operated MGM Grand Australia and until January 2004, the Company owned and operated the Golden Nugget Las Vegas in downtown Las Vegas and the Golden Nugget Laughlin in Laughlin, Nevada (the "Golden Nugget Subsidiaries"). Until June 2003, the Company operated PLAYMGMMIRAGE.com, the Company's online gaming website based in the Isle of Man. See Note 3 for further information regarding these discontinued operations. In the second quarter of 2002, the Company received proceeds of $11 million upon termination of management agreements covering four casinos in the Republic of South Africa. Prior to the termination, the Company managed three permanent casinos and one interim casino and received management fees from its partner, Tsogo Sun Gaming & Entertainment. The termination fee was recorded as part of other revenues in the accompanying consolidated statements of income.

The Company is actively seeking future development opportunities in the United Kingdom. In May 2003, the Company acquired a 25% interest in Metro Casinos Limited, a United Kingdom gaming company which operates a casino in Bristol. See Note 10 for discussion of other potential developments in the United Kingdom.

In June 2004, the Company entered into a joint venture agreement to develop, build and operate a hotel-casino resort in Macau S.A.R. The agreement is subject to, among other things, the approval of the government of Macau S.A.R., and other regulatory approvals, as well as the entry into a subconcession agreement with the holder of one of the existing concessions.

On June 16, 2004, the Company announced that it had entered into a definitive merger agreement with Mandalay Resort Group ("Mandalay"), a publicly traded company, under which the Company will acquire Mandalay for $71.00 in cash for each share of common stock of Mandalay. Mandalay owns and operates eleven properties in Nevada, including Mandalay Bay, Luxor, Excalibur, Circus Circus, and Slots-A-Fun in Las Vegas, Circus Circus-Reno in Reno, Colorado Belle and Edgewater in Laughlin, Gold Strike and Nevada Landing in Jean, and Railroad Pass in Henderson. Mandalay also owns and operates Gold Strike, a hotel/casino in Tunica County, Mississippi. In addition, Mandalay owns a 50% interest in Silver Legacy in Reno, a 50% interest in Monte Carlo in Las Vegas, a 50% interest in Grand Victoria, a riverboat in Elgin, Illinois, and a 53.5% interest in MotorCity in Detroit, Michigan. The total consideration is approximately $8.1 billion, including equity value of approximately $4.8 billion, convertible debentures with a redemption value of approximately $574 million, the assumption or repayment of other outstanding Mandalay debt with a fair value of approximately $2.6 billion as of December 31, 2004, and $100 million of estimated transaction costs. The transaction is structured as a merger of one of the Company's wholly-owned subsidiaries with and into Mandalay. The transaction will be accounted for as a purchase and is anticipated to close during the first quarter of 2005.

NOTE 2 — SIGNIFICANT ACCOUNTING POLICIES AND BASIS OF PRESENTATION

Principles of consolidation. The consolidated financial statements include the accounts of the Company and its subsidiaries. Investments in unconsolidated affiliates which are 50% or less owned are accounted for under the equity method. All significant intercompany balances and transactions have been eliminated in consolidation. The Company's operations are primarily in one segment – operation of casino resorts. Other operations, and foreign operations, are not material.

Management's use of estimates. The consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America. Those principles require the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and cash equivalents. Cash and cash equivalents include investments and interest bearing instruments with maturities of three months or less at the date of acquisition. Such investments are carried at cost which approximates market value. Effective December 31, 2004, the Company is recording book overdraft balances resulting from its cash management program as accounts payable, and has reclassified prior period balances to conform to this presentation.

Accounts receivable and credit risk. Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of casino accounts receivable. The Company issues markers to approved casino customers following background checks and investigations of creditworthiness. At December 31, 2004, a substantial portion of the Company's receivables were due from customers residing in foreign countries. Business or economic conditions or other significant events in these countries could affect the collectibility of such receivables.

Trade receivables, including casino and hotel receivables, are typically non-interest bearing and are initially recorded at cost. Accounts are written off when management deems the account to be uncollectible. Recoveries of accounts previously written off are recorded when received. An estimated allowance for doubtful accounts is maintained to reduce the Company's receivables to their carrying amount, which approximates fair value. The allowance is estimated based on specific review of customer accounts as well as historical collection experience

and current economic and business conditions. Management believes that as of December 31, 2004, no significant concentrations of credit risk existed for which an allowance had not already been recorded.

Inventories. Inventories consist of food and beverage, retail merchandise and operating supplies, and are stated at the lower of cost or market. Cost is determined primarily by the average cost method for food and beverage and supplies and the retail inventory or specific identification methods for retail merchandise.

Property and equipment. Property and equipment are stated at cost. Gains or losses on dispositions of property and equipment are included in the determination of income. Maintenance costs are expensed as incurred. Property and equipment are generally depreciated over the following estimated useful lives on a straight-line basis:

Buildings			40 years
Building improvements	15	to	40 years
Land improvements	15	to	40 years
Equipment, furniture, fixtures, and leasehold improvements	3	to	20 years

We evaluate our property and equipment and other long-lived assets for impairment in accordance with the Financial Accounting Standards Board's Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." For assets to be disposed of, we recognize the asset to be sold at the lower of carrying value or fair value less costs of disposal. Fair value for assets to be disposed of is estimated based on comparable asset sales, solicited offers, or a discounted cash flow model.

For assets to be held and used, we review fixed assets for impairment whenever indicators of impairment exist. If an indicator of impairment exists, we compare the estimated future cash flows of the asset, on an undiscounted basis, to the carrying value of the asset. If the undiscounted cash flows exceed the carrying value, no impairment is indicated. If the undiscounted cash flows do not exceed the carrying value, then an impairment is measured based on fair value compared to carrying value, with fair value typically based on a discounted cash flow model. If an asset is still under development, future cash flows include remaining construction costs.

For a discussion of recognized impairment losses, see Note 14. In October 2002, the Company announced the suspension of development activities on its wholly-owned project on the Renaissance Pointe land in Atlantic City. In connection therewith, the Company reviewed the land for potential impairment, and determined that no impairment was indicated. In December 2002, the Company entered into an agreement with Turnberry Associates to form a venture to construct condominium residences behind MGM Grand Las Vegas. As part of the agreement, the Company contributed land to the venture. The Company reviewed the land for potential impairment, and determined no impairment was indicated.

Capitalized interest. The interest cost associated with major development and construction projects is capitalized and included in the cost of the project. When no debt is incurred specifically for a project, interest is capitalized on amounts expended on the project using the weighted-average cost of the Company's outstanding borrowings. Capitalization of interest ceases when the project is substantially complete or development activity is suspended for more than a brief period.

Goodwill and other intangible assets. Goodwill and intangible assets consisted of the following:

At December 31 (In thousands)	2004	2003
Goodwill:		
Mirage acquisition (2000)	$ 76,342	$ 76,342
MGM Grand Australia acquisition (1995)	—	34,259
Other	7,415	7,833
	83,757	118,434
Indefinite-lived intangible assets:		
Detroit development rights	115,056	115,056
Trademarks, license rights and other	17,554	17,554
	132,610	132,610
Other intangible assets	16,968	16,624
	$ 233,335	$ 267,668

Goodwill represents the excess of purchase price over fair market value of net assets acquired in business combinations. Goodwill related to the Mirage acquisition was assigned to Bellagio, The Mirage and TI. Other goodwill relates to the Company's 2003 acquisition for $9 million of majority interests in the entities that operate the nightclubs Light and Caramel, located in Bellagio, and Mist, located in TI. Changes in the recorded balances of goodwill are as follows:

Year Ended December 31 (In thousands)	2004	2003
Balance, beginning of period	$ 118,434	$ 105,504
Currency translation adjustment	(992)	8,433
Goodwill assigned to discontinued operations	(33,267)	(3,336)
Goodwill acquired during the period	—	7,833
Other	(418)	—
Balance, end of the period	$ 83,757	$ 118,434

The Company's indefinite-lived intangible assets consist primarily of development rights in Detroit (see Note 10) and trademarks. The Company's finite–lived intangible assets consist primarily of lease acquisition costs, amortized over the life of the related leases, and certain license rights with contractually limited terms, amortized over their contractual life.

Goodwill and indefinite-lived intangible assets must be reviewed for impairment at least annually and between annual test dates in certain circumstances. The Company performs its annual impairment test for goodwill and indefinite-lived intangible assets in the fourth quarter of each fiscal year. No impairments were indicated as a result of the annual impairment reviews for goodwill and indefinite-lived intangible assets in 2004 or 2003.

Revenue recognition and promotional allowances. Casino revenue is the aggregate net difference between gaming wins and losses, with liabilities recognized for funds deposited by customers before gaming play occurs ("casino front money") and for chips in the customers' possession ("outstanding chip liability"). Hotel, food and beverage, entertainment and other operating revenues are recognized as services are performed. Advance deposits on rooms and advance ticket sales are recorded as accrued liabilities until services are provided to the customer.

Revenues are recognized net of certain sales incentives in accordance with the Emerging Issues Task Force ("EITF") consensus on Issue 01-9, "Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor's Products)." The consensus in EITF 01-9 requires that sales incentives be recorded as a reduction of revenue and that points earned in point-loyalty programs, such as our Players Club loyalty program, must be recorded as a reduction of revenue. The Company recognizes incentives related to casino play and points earned in Players Club as a direct reduction of casino revenue.

Existing industry practice related to non-gaming revenues already complied with EITF 01-9. The retail value of accommodations, food and beverage, and other services furnished to guests without charge is included in gross revenue and then deducted as promotional allowances. The estimated cost of providing such promotional allowances is primarily included in casino expenses as follows:

Year Ended December 31 (In thousands)	2004	2003	2002
Rooms	**$ 63,652**	$ 64,103	$ 60,544
Food and beverage	**191,695**	178,399	169,676
Other	**25,213**	21,560	19,920
	$ 280,560	$ 264,062	$ 250,140

Advertising. The Company expenses advertising costs the first time the advertising takes place. Advertising expense, which is generally included in general and administrative expenses, was $57 million, $54 million and $52 million for 2004, 2003 and 2002, respectively.

Corporate expense. Corporate expense represents unallocated payroll and aircraft costs, professional fees and various other expenses not directly related to the Company's casino resort operations. In addition, corporate expense includes the costs associated with the Company's evaluation and pursuit of new business opportunities, which are expensed as incurred until development of a specific project has become probable.

Preopening and start-up expenses. The Company accounts for costs incurred during the preopening and start-up phases of operations in accordance with Statement of Position 98-5, "Reporting on the Costs of Start-up Activities". Preopening and start-up costs, including organizational costs, are expensed as incurred. Costs classified as preopening and start-up expenses include payroll, outside services, advertising, and other expenses related to new or start-up operations and new customer initiatives.

Income per share of common stock. The weighted-average number of common and common equivalent shares used in the calculation of basic and diluted earnings per share consisted of the following:

Year Ended December 31 (In thousands)	2004	2003	2002
Weighted-average common shares outstanding used in the calculation of basic earnings per share	**139,663**	148,930	157,809
Potential dilution from stock options and restricted stock	**5,003**	2,662	2,131
Weighted-average common and common equivalent shares used in the calculation of diluted earnings per share	**144,666**	151,592	159,940

Stock-based compensation. The Company accounts for stock-based compensation, including employee stock option plans, in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" and the Financial Accounting Standards Board's Interpretation No. 44, "Accounting for Certain Transactions involving Stock Compensation, an interpretation of APB Opinion No. 25", and discloses supplemental information in accordance with Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"), as amended by Statement of Financial Accounting Standards No. 148, "Accounting for Stock-Based Compensation – Transition and Disclosure" ("SFAS 148"). The Company does not incur compensation expense for employee stock options when the exercise price is at least 100% of the market value of the Company's common stock on the date of grant. For disclosure purposes, employee stock options are measured at fair value and compensation is assumed to be amortized over the vesting periods of the options.

In December 2004, the FASB issued FASB Statement No. 123 (revised 2004), "Share-Based Payment" ("SFAS 123(R)"). Under the original standard, SFAS No. 123, companies had the option of recording stock options issued to employees at

fair value or intrinsic value, which generally leads to no expense being recorded. The Company opted to use this intrinsic value method and make required disclosures of fair value expense. SFAS 123(R) eliminates this intrinsic value alternative. SFAS 123(R) is effective for the Company on July 1, 2005, at which time all future share-based payments must be recorded at fair value.

The Company has adopted nonqualified stock option plans and incentive stock option plans which provide for the granting of stock options to eligible directors, officers and employees. The plans are administered by the Compensation and Stock Option Committee of the Board of Directors. Salaried officers, directors and other key employees of the Company and its subsidiaries are eligible to receive options. The exercise price in each instance is 100% of the fair market value of the Company's common stock on the date of grant. The options have 10-year terms and in most cases are exercisable in either four or five equal annual installments.

As of December 31, 2004, the aggregate number of stock options available for grant was 2.2 million. A summary of the status of the Company's stock option plans is presented below:

	2004		2003		2002	
	Shares (000's)	**Weighted Average Exercise Price**	Shares (000's)	Weighted Average Exercise Price	Shares (000's)	Weighted Average Exercise Price
Outstanding at beginning of year	**20,867**	**$ 27.37**	14,323	$ 27.18	11,049	$ 20.67
Granted	**276**	**45.87**	8,691	26.11	6,484	34.17
Exercised	**(5,306)**	**25.58**	(1,875)	19.33	(2,707)	16.99
Terminated	**(472)**	**27.73**	(272)	32.76	(503)	29.51
Outstanding at end of year	**15,365**	**28.31**	20,867	27.37	14,323	27.18
Exercisable at end of year	**7,490**	**29.00**	8,835	27.01	7,582	24.90

The following table summarizes information about stock options outstanding at December 31, 2004:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding (000's)	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price	Number Exercisable (000's)	Weighted Average Exercise Price
$ 10.99 - $ 13.31	949	2.3	$ 13.15	949	$ 13.15
$ 16.59 - $ 24.70	829	4.7	22.41	765	22.48
$ 25.16 - $ 37.73	13,254	7.7	29.34	5,735	32.42
$ 40.15 - $ 54.43	333	8.9	45.18	41	40.27
	15,365	7.2	28.31	7,490	29.00

Had the Company accounted for these plans under the fair value method allowed by SFAS 123, the Company's net income and earnings per share would have been reduced to recognize the fair value of employee stock options. The following are required disclosures under SFAS 123 and SFAS 148:

(In thousands, except per share amount)

Year Ended December 31	2004	2003	2002
Net income			
As reported	**$ 412,332**	243,697	$ 292,435
Stock-based compensation under SFAS 123	**(22,963)**	(43,310)	(47,761)
Pro forma	**$ 389,369**	$ 200,387	$ 244,674
Basic earnings per share			
As reported	**$ 2.95**	$ 1.64	$ 1.85
Stock-based compensation under SFAS 123	**(0.16)**	(0.29)	(0.30)
Pro forma	**$ 2.79**	$ 1.35	$ 1.55
Diluted earnings per share			
As reported	**$ 2.85**	$ 1.61	$ 1.83
Stock-based compensation under SFAS 123	**(0.16)**	(0.29)	(0.30)
Pro forma	**$ 2.69**	$ 1.32	$ 1.53

Reported net income includes $5 million, $5 million and $3 million, net of tax, of amortization of restricted stock and non-employee stock option compensation for the years ended December 31, 2004, 2003 and 2002, respectively. For purposes of computing the pro forma compensation, the fair value of each option grant was estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions: risk-free interest rates of 3% in 2004, 3% in 2003, and 4% in 2002; no expected dividend yields for the years presented; expected lives of 5 years for the years presented; and expected volatility of 42% in 2004, 42% in 2003 and 50% in 2002. The estimated weighted average fair value of options granted in 2004, 2003 and 2002 was $19.10, $10.64 and $16.32, respectively.

Currency translation. The Company accounts for currency translation in accordance with Statement of Financial Accounting Standards No. 52, "Foreign Currency Translation". Balance sheet accounts are translated at the exchange rate in effect at each balance sheet date. Income statement accounts are translated at the average rate of exchange prevailing during the period. Translation adjustments resulting from this process are charged or credited to other comprehensive income (loss).

Comprehensive income. Comprehensive income includes net income and all other non-stockholder changes in equity, or other comprehensive income. Elements of the Company's other comprehensive income are reported in the accompanying consolidated statement of stockholders' equity, and the cumulative balance of these elements consisted of the following:

At December 31 (In thousands)	2004	2003
Derivative loss from unconsolidated affiliate, net	**$ (1,863)**	$ (4,687)
Foreign currency translation adjustments	**696**	11,032
	$ (1,167)	$ 6,345

Reclassifications. The consolidated financial statements for prior years reflect certain reclassifications, which have no effect on previously reported net income, to conform to the current year presentation.

NOTE 3 — DISCONTINUED OPERATIONS

In June 2003, the Company entered into an agreement to sell the Golden Nugget Subsidiaries, including substantially all of the assets and liabilities of those resorts, for approximately $215 million, subject to certain working capital adjustments. This transaction closed in January 2004, with net proceeds to the Company of $210 million. Also in June 2003, the Company ceased operations of PLAYMGMMIRAGE.com, its online gaming website ("Online"). In February 2004, the Company entered into an agreement to sell the subsidiaries that own

and operate MGM Grand Australia. This transaction closed in July 2004 with net proceeds to the Company of $136 million.

The results of the Golden Nugget Subsidiaries, Online and MGM Grand Australia are classified as discontinued operations in the accompanying consolidated statements of income for all periods presented. Net revenues of discontinued operations were $45 million, $231 million and $222 million, respectively, for the years ended December 31, 2004, 2003 and 2002. Included in income from discontinued operations is an allocation of interest expense based on the ratio of the net assets of the discontinued operations to the total consolidated net assets and debt of the Company. Interest allocated to discontinued operations was $2 million, $9 million and $9 million for the years ended December 31, 2004, 2003 and 2002, respectively. Included in discontinued operations for the year ended December 31, 2003 is a loss on disposal of Online of $7 million relating primarily to unrecoverable costs of computer hardware and software. Included in the tax benefit from discontinued operations for the year ended December 31, 2003 is $2 million of previously unrecognized tax benefits relating to prior year operating losses of Online. Included in discontinued operations for the year ended December 31, 2004 is a gain on the sale of the Golden Nugget Subsidiaries of $8 million and a gain on sale of the MGM Grand Australia Subsidiaries of $74 million.

The following table summarizes the assets and liabilities of discontinued operations (the Golden Nugget Subsidiaries and Online) as of December 31, 2003, included as assets and liabilities held for sale in the accompanying consolidated balance sheet:

At December 31, 2003 (In thousands)	
Cash	$ 15,230
Accounts receivable, net	6,024
Inventories	4,321
Prepaid expenses and other	5,174
Total current assets	30,749
Property and equipment, net	185,516
Other assets, net	9,817
Total assets	226,082
Accounts payable	2,180
Other current liabilities	20,885
Total current liabilities	23,065
Long-term debt	391
Total liabilities	23,456
Net assets	$ 202,626

NOTE 4 — ACCOUNTS RECEIVABLE, NET

Accounts receivable consisted of the following:

At December 31 (In thousands)	2004	2003
Casino	$ 174,713	$ 159,569
Hotel	61,084	36,376
Other	28,114	22,617
	263,911	218,562
Less: Allowance for doubtful accounts	(59,760)	(79,087)
	$ 204,151	$ 139,475

NOTE 5 — PROPERTY AND EQUIPMENT, NET

Property and equipment consisted of the following:

At December 31 (In thousands)	2004	2003
Land	$ 4,089,106	$ 4,103,693
Buildings, building improvements and land improvements	4,228,138	3,798,143
Equipment, furniture, fixtures and leasehold improvements	2,235,766	1,960,094
Construction in progress	299,148	465,471
	10,852,158	10,327,401
Less: Accumulated depreciation and amortization	(1,938,016)	(1,646,062)
	$ 8,914,142	$ 8,681,339

NOTE 6 — INVESTMENTS IN UNCONSOLIDATED AFFILIATES

The Company has investments in unconsolidated affiliates accounted for under the equity method. Under the equity method, carrying value is adjusted for the Company's share of the investees' earnings and losses, as well as capital contributions to and distributions from these companies. Investments in unconsolidated affiliates consisted of the following:

At December 31 (In thousands)	2004	2003
Victoria Partners – Monte Carlo (50%)	$ 424,683	$ 420,853
Marina District Development Company - Borgata (50%)	405,322	335,159
MGM Grand Newcastle (Holdings) Ltd. (50%)	9,633	—
MGM Grand Paradise Limited – Macau (50%)	3,002	—
	$ 842,640	$ 756,012

The Company's investments in Monte Carlo and Borgata were recorded at their estimated fair value at the date of the Mirage Acquisition, which value exceeded the Company's share of the net assets of the unconsolidated affiliates by approximately $361 million. Substantially all of this difference relates to the excess of the fair value of land owned by the affiliates over its pre-existing carrying value. The investment balance also includes interest capitalized on the Borgata investment, which is being amortized over 40 years.

The Company also owns 50% of The Residences at MGM Grand, along with Turnberry Associates. As of December 31, 2004, the Company has a negative investment balance of $3 million, recorded as other long-term liabilities in the accompanying consolidated balance sheet, representing cumulative losses on the venture. In July 2004, the Company contributed land to The Residences at MGM Grand for construction of the first tower. The equity credit of $9 million is greater than the $1 million previous book value of the land, and the $8 million gain has been deferred until the earnings process is complete, which will occur when The Residences at MGM Grand recognizes revenue on the sale of the first tower's units.

As discussed in Note 10, the Company has provided a guaranty for up to 50% of the interest and principal payment obligations on the construction financing of the first tower as well as a completion guaranty.

The Company recorded its share of the results of operations of the unconsolidated affiliates as follows:

Year Ended December 31 (In thousands)	2004	2003	2002
Income from unconsolidated affiliates	**$119,658**	$ 53,612	$ 32,361
Preopening and start-up expenses	**—**	(19,326)	(7,757)
Non-operating items from unconsolidated affiliates	**(12,298)**	(10,401)	(1,335)
Net income	**$107,360**	$ 23,885	$ 23,269

Summarized balance sheet information of the unconsolidated affiliates is as follows:

At December 31 (In thousands)	2004	2003
Current assets	**$ 126,791**	$ 81,193
Property and other assets, net	**1,388,811**	1,309,242
Current liabilities	**103,892**	81,526
Long-term debt and other liabilities	**531,112**	622,701
Equity	**880,598**	686,208

Summarized results of operations of the unconsolidated affiliates are as follows:

Year Ended December 31 (In thousands)	2004	2003	2002
Net revenues	**$ 966,642**	$551,669	$ 250,317
Operating expenses, except preopening expenses	**(721,998)**	(441,526)	(184,268)
Preopening and start-up expenses	**—**	(39,186)	(15,514)
Operating income	**244,644**	70,957	50,535
Interest expense	**(34,698)**	(21,700)	(1,212)
Other nonoperating income (expense)	**9,789**	4,297	(1,336)
Net income	**$ 219,735**	$ 53,554	$ 47,987

NOTE 7 — OTHER ACCRUED LIABILITIES

Other accrued liabilities consisted of the following:

At December 31 (In thousands)	2004	2003
Payroll and related	**$ 162,943**	$ 163,842
Casino outstanding chip liability	**85,086**	75,079
Casino front money deposits	**67,621**	45,642
Other gaming related accruals	**50,186**	46,313
Advance deposits and ticket sales	**65,810**	39,499
Taxes, other than income taxes	**47,311**	43,206
Amounts due to City of Detroit	**17,500**	22,344
Other	**111,468**	123,520
	$ 607,925	$ 559,445

NOTE 8 — LONG-TERM DEBT

Long-term debt consisted of the following:

At December 31 (In thousands)	2004	2003
Senior Credit Facility	$ 50,000	$ 1,525,000
$50 million revolving line of credit	—	50,000
Australian bank facility	—	11,868
Other note due to bank	—	38,000
$300 million 6.95% Senior Notes, due 2005, net	300,087	301,128
$176.4 million ($200 million in 2003) 6.625% Senior Notes, due 2005, net	176,096	196,029
$244.5 million ($250 million in 2003) 7.25% Senior Notes, due 2006, net	235,511	236,294
$710 million 9.75% Senior Subordinated Notes, due 2007, net	706,968	705,713
$200 million 6.75% Senior Notes, due 2007, net	189,115	183,405
$180.4 million ($200 million in 2003) 6.75% Senior Notes, due 2008, net	168,908	181,517
$200 million 6.875% Senior Notes, due 2008, net	199,095	198,802
$1.05 billion ($600 million in 2003) 6% Senior Notes, due 2009, net	1,056,453	600,000
$825 million 8.5% Senior Notes, due 2010, net	822,214	821,722
$400 million 8.375% Senior Subordinated Notes, due 2011	400,000	400,000
$550 million 6.75% Senior Notes, due 2012	550,000	—
$525 million 5.875% Senior Notes, due 2014, net	522,301	—
$100 million 7.25% Senior Debentures, due 2017, net	81,919	81,211
Other notes	195	209
	5,458,862	5,530,898
Less: Current portion	(14)	(9,008)
	$5,458,848	$ 5,521,890

Total interest incurred during 2004, 2003 and 2002 was $401 million, $353 million and $345 million, respectively, of which $23 million, $15 million and $62 million, respectively, was capitalized.

On November 24, 2003, the Company entered into the Third Amended and Restated Loan Agreement providing for bank financing totaling $2.5 billion from a syndicate of banks each led by Bank of America, N.A. (collectively, the "Senior Credit Facility"). The Senior Credit Facility, as amended in 2004, consists entirely of a senior revolving credit facility which matures on November 24, 2008.

Interest on the Senior Credit Facility is based on the bank reference rate or Eurodollar rate. The Company's borrowing rate on the Senior Credit Facility was approximately 3.3% at December 31, 2004 and 2.8% at December 31, 2003. Stand-by letters of credit totaling $51 million were outstanding as of December 31, 2004 under the Senior Credit Facility.

In November 2004, in anticipation of the Mandalay merger, the Company entered into an amended and restated bank credit facility with a group of lenders led by Bank of America, N.A. The revised bank credit facility will be effective upon the closing of the Mandalay merger, will mature five years later, and will provide a total of $7.0 billion of borrowing capacity, consisting of a $5.5 billion senior revolving credit facility and $1.5 billion senior term loan facility. The remaining terms are substantially similar to the Company's existing bank credit facility.

In 2003, the Company issued $600 million of 6% Senior Notes due 2009. In 2004, the Company issued $525 million of 5.875% senior notes due 2014. Of this amount, $225 million of the senior notes were issued pursuant to the Company's shelf registration statement, which completed the available securities issuances under that registration statement and $300 million of the senior notes were issued through a Rule 144A offering and subsequently exchanged for registered notes with identical

terms. Also in 2004, the Company issued $550 million of 6.75% senior notes due 2012 through a Rule 144A offering which were subsequently exchanged for registered notes with identical terms. Also in 2004, the Company issued $450 million of 6% senior notes due 2009 through a Rule 144A offering which were subsequently exchanged for registered notes with identical terms. The proceeds of the above offerings were used to reduce outstanding borrowings under the Senior Credit Facility.

In August 2003, the Company's Board of Directors authorized the repurchase of up to $100 million of the Company's public debt securities. Subsequently, the Company repurchased $25 million of its senior notes. The Company recorded a loss of $3 million related to repurchase premiums and unamortized debt issue costs. In 2004, the Company repurchased an additional $49 million of its senior notes for $52 million. This resulted in a loss on early retirement of debt of $6 million, including the write-off of unamortized original issue discount, classified as "other, net" in the accompanying *consolidated statements of income*. In December 2004, the Company's Board of Directors renewed its authorization for up to $100 million of additional debt securities.

The Company established a commercial paper program during 2001 that provides for the issuance, on a revolving basis, of up to $500 million of uncollateralized short-term notes. The Company is required to maintain credit availability under its Senior Credit Facility equal to the outstanding principal amount of commercial paper borrowings. No commercial paper borrowings were outstanding at December 31, 2004 or 2003.

The Company attempts to limit its exposure to interest rate risk by managing the mix of its long-term fixed rate borrowings and short-term borrowings under its bank credit facilities. In 2003, the Company entered into three interest rate swap agreements, designated as fair value hedges, which effectively converted $400 million of the Company's fixed rate debt to floating rate debt. In 2004, the Company terminated interest rate swap agreements with total notional amounts of $400 million and entered into additional interest rate swap agreements, designated as fair value hedges, with total notional amounts of $100 million, leaving interest rate swap agreements with total notional amounts of $100 million remaining as of December 31, 2004. At December 31, 2004, the fair value of the interest rate swap agreements was a liability of $0.1 million.

Under the terms of the interest rate swap agreements, the Company makes payments based on specified spreads over six-month LIBOR, and receives payments equal to the interest payments due on the fixed rate debt. The interest rate swap agreements qualify for the "shortcut method" allowed under Statement of Financial Accounting Standards No. 133, which allows an assumption of no ineffectiveness in the hedging relationship. As such, there is no income statement impact from changes in the fair value of the hedging instruments. Instead, the fair value of the instruments is recorded as an asset or liability on the Company's balance sheet, with an offsetting adjustment to the carrying value of the related debt. The Company received $5 million upon termination of swap agreements in 2004, which has been added to the carrying value of the related debt obligations and is being amortized and recorded as a reduction of interest expense over the remaining life of that debt.

During 2001 and 2002, the Company entered into several interest rate swap agreements, designated as fair value hedges, which effectively converted a portion of the Company's fixed rate debt to floating rate debt. By the second quarter of 2002, the Company had terminated these interest rate swap agreements. The Company received net payments totaling $11 million during 2001 and 2002 upon the termination of these swap agreements. These amounts have been added to the carrying value of the related debt obligations and are being amortized and recorded as a reduction of interest expense over the remaining life of that debt.

The Company and each of its material subsidiaries, excluding MGM Grand Detroit, LLC and the Company's foreign subsidiaries, are directly liable for or uncondition-

ally guarantee the Senior Credit Facility, senior notes, senior debentures, and senior subordinated notes. MGM Grand Detroit, LLC is a guarantor under the Senior Credit Facility, but only to the extent that the proceeds of borrowings under such facilities are made available to MGM Grand Detroit, LLC. Substantially all of the Company's assets, other than assets of foreign subsidiaries and certain assets in use at MGM Grand Detroit, were pledged as collateral for the Company's senior notes, excluding subordinated notes, and the Company's bank credit facilities at December 31, 2004. See Note 18 for additional information.

The Company's long-term debt obligations contain certain customary covenants. The Company's Senior Credit Facility contains covenants that require the Company to maintain certain financial ratios. At December 31, 2004, the Company was required to maintain a maximum leverage ratio (average debt to EBITDA, as defined) of 5.5:1, which decreases periodically to 4.75:1 by December 2007. The Company must also maintain a minimum coverage ratio (EBITDA to interest charges, as defined) of 2.75:1. As of December 31, 2004, the Company's leverage and interest coverage ratios were 4.0:1 and 3.7:1, respectively.

Maturities of the Company's long-term debt as of December 31, 2004 are as follows:

Years ending December 31 (In thousands)	
2005	$ 476,426
2006	244,527
2007	910,028
2008	430,428
2009	1,050,028
Thereafter	2,400,076
	5,511,513
Debt discount	(56,192)
Swap deferred gain	3,541
	$ 5,458,862

Amounts due in 2005 that were refinanced through available capacity under the Company's Senior Credit Facility have been excluded from current liabilities in the accompanying consolidated balance sheet.

The estimated fair value of the Company's long-term debt at December 31, 2004 was approximately $5.9 billion, versus its book value of $5.5 billion. At December 31, 2003, the estimated fair value of the Company's long-term debt was approximately $6.0 billion, versus its book value of $5.6 billion. The estimated fair value of the Company's public debt securities was based on quoted market prices on or about December 31, 2004 and 2003. The estimated fair value of the Company's outstanding credit facility borrowings was assumed to approximate book value due to the short-term nature of the borrowings.

NOTE 9 — INCOME TAXES

The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS 109"). SFAS 109 requires the recognition of deferred income tax assets, net of applicable reserves, related to net operating loss carryforwards and certain temporary differences. The standard requires recognition of a future tax benefit to the extent that realization of such benefit is more likely than not. Otherwise, a valuation allowance is applied.

The income tax provision attributable to continuing operations and discontinued operations is as follows:

Year Ended December 31 (In thousands)	**2004**	2003	2002
Continuing operations	**$ 205,959**	$ 113,387	$ 168,451
Discontinued operations	**31,731**	2,651	4,924
	$ 237,690	$ 116,038	$ 173,375

The income tax provision attributable to income from continuing operations before income taxes is as follows:

Year Ended December 31 (In thousands)	**2004**	2003	2002
Current—federal	**$ 200,419**	$ 68,760	$ 50,352
Deferred—federal	**(9,155)**	40,142	111,981
Provision for federal income taxes	**191,264**	108,902	162,333
Current—state	**2,851**	5,167	6,169
Deferred—state	**11,420**	(682)	(51)
Provision for state income taxes	**14,271**	4,485	6,118
Current—foreign	**424**	—	—
Deferred—foreign	**—**	—	—
Provision for foreign income taxes	**424**	—	—
	$ 205,959	$113,387	$ 168,451

Reconciliation of the federal income tax statutory rate and the Company's effective tax rate is as follows:

Year Ended December 31	**2004**	2003	2002
Federal income tax statutory rate	**35.0%**	35.0%	35.0%
State income tax (net of federal benefit)	**1.7**	0.8	0.9
Reversal of reserves for prior tax years	**(1.0)**	(3.9)	—
Permanent and other items	**1.4**	1.1	0.9
	37.1%	33.0%	36.8%

The major tax effected components of the Company's net deferred tax liability are as follows:

At December 31 (In thousands)	**2004**	2003
Deferred tax assets—federal and state		
Bad debt reserve	**$ 25,168**	$ 34,502
Deferred compensation	**25,131**	21,170
Net operating loss carryforward	**8,569**	9,929
Preopening and start-up costs	**4,305**	7,085
Accruals, reserves and other	**35,162**	39,280
	98,335	111,966
Less: Valuation allowance	**(5,608)**	(9,682)
	92,727	102,284
Deferred tax liabilities—federal and state		
Property and equipment	**(1,708,753)**	(1,680,121)
Investments in unconsolidated affiliates	**(130,056)**	(116,587)
Unremitted earnings of foreign subsidiary	**(11,150)**	—
Other	**(15,848)**	(21,862)
	(1,865,807)	(1,818,570)
Deferred taxes—foreign	**—**	146
Net deferred tax liability	**$ (1,773,080)**	$ (1,716,140)

For U.S. federal income tax return purposes, the Company has a net operating loss carryforward of $4 million, which will begin to expire in 2009. For state income tax purposes, the Company has a New Jersey net operating loss carryforward of $122 million, which equates to a deferred tax asset of $7 million, after federal tax effect, and before valuation allowance. The New Jersey net operating loss carryforwards begin to expire in 2005.

At December 31, 2004, there is a $6 million valuation allowance provided on certain New Jersey state net operating loss carryforwards and other New Jersey state deferred tax assets because management believes these assets do not meet the "more likely than not" criteria for recognition under SFAS 109. Management believes all other deferred tax assets are more likely than not to be realized because of the future reversal of existing taxable temporary differences and expected future taxable income. Accordingly, there are no other valuation allowances provided at December 31, 2004.

The Company is evaluating the impact of provisions of the American Jobs Creation Act of 2004 (the "Act") that provide for a special one-time tax deduction of 85 percent on certain repatriated earnings of foreign subsidiaries. Additional guidance from Congress and/or the United States Treasury Department will be necessary for the Company to complete its evaluation, as it is not clear at this time whether the Act will provide a benefit to the Company. The Company will complete the evaluation as promptly as practicable following the issuance of such guidance and adjust taxes accordingly, if necessary.

The Company has not yet repatriated the net proceeds from the sale of MGM Grand Australia pending the evaluation. Nonetheless, the Company provided in 2004 deferred U.S. income taxes of $11 million on the basis that such proceeds would be repatriated without the benefit of the 85 percent one-time deduction. Such amount was included in the provision for income taxes on discontinued operations for 2004. The Company considered the earnings of its Australia operations permanently reinvested prior to the sale of such operations.

If guidance is issued that indicates the planned repatriation qualifies for the one-time deduction, the Company will recognize a tax benefit of approximately $7 million as part of continuing operations in the quarter in which such guidance is issued. If no such guidance is issued within the applicable timeframe, then the Company will attempt to permanently reinvest the proceeds in another foreign jurisdiction, such as Macau. In such case, the Company would recognize a tax benefit of $11 million as part of continuing operations in the quarter in which the reinvestment is made. The Company currently does not have a plan to reinvest the proceeds in such manner.

NOTE 10 — COMMITMENTS AND CONTINGENCIES

Leases. The Company leases real estate and various equipment under operating and, to a lesser extent, capital lease arrangements. Certain real estate leases provide for escalation of rent based upon a specified price index and/or based upon periodic appraisals.

At December 31, 2004, the Company was obligated under non-cancelable operating leases and capital leases to make future minimum lease payments as follows:

Years Ending December 31 (In thousands)	Operating Leases	Capital Leases
2005	$ 9,809	$ 1,996
2006	9,311	1,973
2007	8,131	1,514
2008	6,962	524
2009	6,937	127
Thereafter	332,239	—
Total minimum lease payments	$ 373,389	6,134
Less: Amounts representing interest		(1,377)
Total obligations under capital leases		4,757
Less: Amounts due within one year		(1,496)
Amounts due after one year		$ 3,261

The current and long-term obligations under capital leases are included in the "Other accrued liabilities" and "Other long-term obligations" captions, respectively, in the accompanying consolidated balance sheets. Rental expense for operating leases was $19 million, $19 million and $20 million for the years ended December 31, 2004, 2003 and 2002, respectively.

Detroit Development Agreement. Under the August 2002 revised development agreement with the City of Detroit, MGM Grand Detroit, LLC and the Company are subject to certain obligations. The City of Detroit required payments of $44 million, all of which had been made as of December 31, 2004; the transfer of assets of $3 million; indemnification of up to $20 million related to the Lac Vieux and certain other litigation, of which $2 million has been paid as of December 31, 2004; and continued letter of credit support for $50 million of bonds issued by the Economic Development Corporation of the City of Detroit for land purchases along the Detroit River. The letter of credit will be drawn on to make interest and principal payments on the bonds, which mature in 2009. The remaining obligations have been classified as other accrued liabilities or other long-term obligations, depending on the expected payment date.

The Company recorded an intangible asset (development rights, deemed to have an indefinite life) of approximately $115 million in connection with its obligations under the revised development agreement. In addition to the above obligations, the Company will pay the City of Detroit 1% of gaming revenues (2% if annual revenues exceed $400 million) beginning January 1, 2006.

The Company is currently in the process of obtaining land and developing plans for the permanent casino facility. The design, budget and schedule of the permanent facility are not finalized, and the ultimate timing, cost and scope of the project are subject to risks attendant to large-scale projects. The ability to construct the permanent casino facility is currently subject to resolution of the Lac Vieux litigation. The 6th Circuit Court of Appeals has issued an injunction prohibiting the City and the developers from commencing construction pending further action of the 6th Circuit Court. Therefore, it is unknown when construction of the permanent facility will commence or when the permanent facility will open.

United Kingdom. In October 2003, the Company entered into an agreement with the Earls Court and Olympia Group, which operates large exhibition and trade show facilities in London, to form a jointly owned company which would develop an entertainment and gaming facility, which the Company would operate in space leased from Earls Court and Olympia, to complement the existing Olympia facilities. The Company made a deposit of £2 million ($4 million based on exchange rates at December 31, 2004), which is refundable if proposed gaming law reforms are not implemented by December 2005. Otherwise, the deposit will be applied to the first year's rent on a lease between the new company and Earls Court and Olympia. The Company would make a nominal equity investment and would provide a loan for half of the estimated development costs. The agreement is subject to the implementation of proposed gaming law reforms and a tax structure acceptable to the Company, and obtaining required planning and other approvals. The Company owns 82.5% of the entity.

In November 2003, the Company entered into an agreement with Newcastle United PLC to create a 50-50 joint venture which would build a major new mixed-use development, including casino development, on a site adjacent to Newcastle's football stadium. Newcastle United PLC contributed the land to the joint venture, and the Company made an equity investment of £5 million ($10 million based on exchange rates at December 31, 2004), which is refundable if certain conditions have not been met by January 2008. The Company would develop and operate the complex, as well as own the casino development in leased

premises within the complex. The agreement is subject to the implementation of proposed gaming law reforms and a tax structure acceptable to the Company, and obtaining required planning and other approvals.

Macau. In connection with the Company's pending joint venture in Macau (see Note 1), the Company has committed to invest up to $280 million in the entity in the form of capital contributions and shareholder loans.

New York Racing Association. The Company has an understanding with the New York Racing Association ("NYRA") to manage video lottery terminals ("VLTs") at NYRA's Aqueduct horseracing facility in metropolitan New York. The Company would assist in the development of the facility, including providing project financing, and would manage the facility for a fee. Work was halted on the VLT facility in August 2003 pending the outcome of an investigation of certain aspects of NYRA's operations by Federal prosecutors. In December 2003, NYRA reached agreement with the Justice Department whereby NYRA was indicted with prosecution deferred. NYRA agreed to pay a fine and the indictment will be dismissed with prejudice upon NYRA implementing certain reforms and otherwise complying with the terms of the agreement. The Company's participation is subject to a definitive agreement, regulatory approvals and certain legislative changes by the State of New York.

The Residences at MGM Grand. In July 2004, the venture obtained construction financing for up to $210 million for the development of the first tower. The Company has provided a guaranty for up to 50% of the interest and principal payment obligations on the construction financing as well as a joint and several completion guaranty with its partners. The Company recorded the value of the guaranty obligation, approximately $2 million, in other long-term liabilities.

Other Guarantees. The Company is party to various guarantee contracts in the normal course of business, which are generally supported by letters of credit issued by financial institutions. The Company's Senior Credit Facility limits the amount of letters of credit that can be issued to $200 million, and the amount of available borrowings under the Senior Credit Facility is reduced by any outstanding letters of credit. At December 31, 2004, the Company had provided a $50 million letter of credit to support the Economic Development Corporation of the City of Detroit bonds referred to above, which are a liability of the Company.

Litigation. The Company is a party to various legal proceedings, most of which relate to routine matters incidental to its business. Management does not believe that the outcome of such proceedings will have a material adverse effect on the Company's financial position or results of operations.

NOTE 11 — STOCKHOLDERS' EQUITY

Share repurchases are only conducted under repurchase programs approved by the Board of Directors and publicly announced. Share repurchase activity was as follows:

Year Ended December 31 (In thousands)	**2004**	2003	2002
August 2001 authorization (0, 1.4 million			
and 6.4 million shares purchased)	**$ —**	$ 36,034	$ 207,590
February 2003 authorization			
(10 million shares purchased)	**—**	335,911	—
November 2003 authorization (8 million			
and 2 million shares purchased)	**348,895**	70,919	—
	$ 348,895	$ 442,864	$ 207,590
Average price of shares repurchased	**$ 43.59**	$ 33.17	$ 32.28

At December 31, 2004, we had 10 million shares available for repurchase under a July 2004 authorization.

In May 2002, the Board of Directors approved a restricted stock plan. The plan allowed for the issuance of up to 1 million shares of Company common stock to certain key employees. The restrictions on selling these shares lapse 50% on the third anniversary date from the grant date and 50% on the fourth anniversary date after the grant date. Through December 31, 2004, 903,000 shares were issued, with an aggregate value of $32 million. This amount was recorded as deferred compensation in the accompanying consolidated balance sheet and is being amortized to operating expenses on a straight-line basis through the period in which the restrictions fully lapse. Amortization of deferred compensation was $7 million, $8 million and $5 million for the years ended December 31, 2004, 2003 and 2002, respectively, and 855,000 shares were outstanding under the plan at December 31, 2004. In November 2002, the Board of Directors determined that no more awards would be granted under the plan.

NOTE 12 — EMPLOYEE BENEFIT PLANS

Employees of the Company who are members of various unions are covered by union-sponsored, collectively bargained, multi-employer health and welfare and defined benefit pension plans. The Company recorded an expense of $86 million in 2004, $77 million in 2003 and $66 million in 2002 under such plans. The plans' sponsors have not provided sufficient information to permit the Company to determine its share of unfunded vested benefits, if any.

The Company is self-insured for most health care benefits for its non-union employees. The liability for claims filed and estimates of claims incurred but not reported is included in the "Other accrued liabilities" caption in the accompanying consolidated balance sheets.

The Company has a retirement savings plan under Section 401(k) of the Internal Revenue Code for eligible employees not covered by a collective bargaining agreement that does not specifically provide for participation in the plan. The plans allow employees to defer, within prescribed limits, up to 30% of their income on a pre-tax basis through contributions to the plans. The Company matches, within prescribed limits, a portion of eligible employees' contributions. In the case of certain union employees, the Company contributes to the plan are based on hours worked. The Company recorded charges for 401(k) contributions of $12 million in 2004, $10 million in 2003 and $12 million in 2002.

The Company maintains a nonqualified deferred retirement plan for certain key employees. The plan allows participants to defer, on a pre-tax basis, a portion of their salary and bonus and accumulate tax deferred earnings, plus investment earnings on the deferred balances, as a retirement fund. Participants receive a Company match of up to 4% of salary, net of any Company match received under the Company's 401(k) plan. All employee deferrals vest immediately. The Company matching contributions vest ratably over a three-year period. The Company recorded charges for matching contributions of $1 million in 2004, $2 million in 2003 and $1 million in 2002.

The Company implemented a supplemental executive retirement plan ("SERP") for certain key employees effective January 1, 2001. The SERP is a nonqualified plan under which the Company makes quarterly contributions which are intended to provide a retirement benefit that is a fixed percentage of a participant's estimated final five-year average annual salary, up to a maximum of 65%. Company contributions and investment earnings on the contributions are tax-deferred and accumulate as a retirement fund. Employees do not make contributions under this plan. A portion of the Company contributions and investment earnings thereon vests after three years of SERP participation and the remaining portion vests after both five years of SERP participation and 10 years of continuous service. The Company recorded expense of $5 million under this plan in each of 2004, 2003 and 2002.

NOTE 13 — RESTRUCTURING COSTS

Restructuring costs (credit) consisted of the following:

Year Ended December 31 (In thousands)	2004	2003	2002
Contract termination costs	**$ 3,693**	$ 4,049	$ 3,257
Reversal of certain September 11 charges	—	—	(10,421)
Siegfried & Roy show closure – The Mirage	—	1,623	—
Reversal of 2000 contract termination costs	—	—	(9,857)
Other	**1,932**	925	—
	$ 5,625	$ 6,597	$ (17,021)

In 2004, restructuring costs include $3 million for contract termination costs related to the Aqua restaurant at Bellagio and $2 million of workforce reduction costs at MGM Grand Detroit as a result of the Company's efforts to minimize the impact of a gaming tax increase in Michigan.

2003 restructuring costs included $2 million related to the closure of the Siegfried & Roy show, primarily for severance costs of employees involved in the show's production. Also, the Company terminated a restaurant lease and closed two marketing offices, resulting in $4 million of contract termination charges. Other severance of $1 million in 2003 related primarily to restructuring of table games staffing at several resorts.

The Company recorded $3 million of restructuring charges in December 2002 related to contract termination costs for a restaurant and the EFX! show at MGM Grand Las Vegas. In December 2002, the Company recorded a restructuring credit of $10 million related to a lease contract termination accrual originally recorded in June 2000. In December 2002 management determined that payment under this obligation was not probable. In 2001, management responded to a decline in business volumes caused by the September 11 attacks by implementing cost containment strategies which included a significant reduction in payroll and a refocusing of several of the Company's marketing programs. This resulted in a $22 million charge against earnings. As a result of improving business levels and the Company's success at re-hiring a substantial number of previously laid off or terminated employees, management determined in 2002 that a portion of the remaining accrual would now not be necessary. This resulted in a restructuring credit of $10 million.

The following table summarizes activity for restructuring accruals with a balance at December 31, 2004. All other restructuring awards have been fully paid or otherwise resolved.

(In thousands)	Initial Provision	Cash Payments	Non-cash reductions	Balance at December 31, 2004
2003 severance	$ 925	$ (838)	$ —	$ 87
	$ 925	$ (838)	$ —	$ 87

NOTE 14 — PROPERTY TRANSACTIONS, NET

Property transactions, net consisted of the following:

Year Ended December 31 (In thousands)	2004	2003	2002
Gain on sale of North Las Vegas land	$ —	$ (36,776)	$ —
Siegfried & Roy theatre write-down – The Mirage	—	1,408	—
Storm damage – Beau Rivage	—	—	7,824
Write-off of Detroit development costs	—	—	4,754
Impairment of assets to be disposed of	473	5,764	2,134
Demolition costs	7,057	6,614	—
Other net losses on asset sales or disposals	1,135	4,049	—
	$ 8,665	$ (18,941)	$ 14,712

In 2004, there were no material unusual property transactions. In 2003 the Company sold 315 acres of land in North Las Vegas, Nevada near Shadow Creek for approximately $55 million, which resulted in a pretax gain of approximately $37 million. Also in 2003, the Company recorded write-downs and impairments of assets abandoned or replaced with new construction, primarily at MGM Grand Las Vegas in preparation for new restaurants and the new theatre. Prior to 2003, the Company classified gains and losses on routine asset sales or disposals as a non-operating item at some resorts and as an operating item at other resorts. Management believes the preferable presentation of these items is as an element of operating income. Prior period statements have not been reclassified as such transactions were not material in the prior periods. Until 2003, demolition costs were typically capitalized as part of new construction. The Company began expensing demolition costs on major construction projects as incurred on January 1, 2003, and is accounting for this change in policy prospectively. Demolition costs were not material in prior periods. Demolition costs in 2004 and 2003 relate primarily to preparation for the Bellagio standard room remodel, Bellagio expansion and new theatre at MGM Grand Las Vegas.

In 2002, Tropical Storm Isidore caused property damage at Beau Rivage totaling $8 million, including clean-up costs. The amount of the write-down for damaged assets was determined based on the net book value of the assets and engineering estimates. In connection with the revised development agreement in Detroit, the Company wrote off $5 million, which was the net book value of previously incurred development costs associated with the riverfront permanent casino site ($9 million), offset by previously accrued obligations no longer required under the revised development agreement ($4 million). Also in 2002, the Company recorded write-downs and impairments of assets abandoned or replaced with new construction.

NOTE 15 — RELATED PARTY TRANSACTIONS

The Company's related party transactions consisted of the following revenues (expenses):

Year Ended December 31 (In thousands)	2004	2003	2002
Hotel and other revenue from related parties	$ 416	$ 871	$ 764
License fees to entities under common ownership	(1,000)	(1,000)	(1,000)
Professional fees to directors or firms affiliated with directors	(4,084)	(1,551)	(1,815)
Other related party expenses	(62)	(468)	(224)
	$ (4,730)	$ (2,148)	$ (2,275)

At December 31, 2004, the Company owed $2 million for legal fees to a firm affiliated with one of the Company's directors. The Company also engaged in transactions with its unconsolidated affiliates. In each of 2004 and 2003, the Company paid Monte Carlo $4 million as a result of closing the tram between Bellagio and Monte Carlo in preparation for the Bellagio expansion. The Company leases two acres of land to Borgata and received $1 million in each of 2004, 2003 and 2002 under this lease. Borgata is required to pay for a portion of the master-plan improvements at Renaissance Pointe, and the Company is responsible for environmental cleanup costs incurred by Borgata. The net amount reimbursed to the Company under these arrangements for the years ended December 31, 2004, 2003 and 2002 was $1 million, $10 million and $8 million, respectively.

NOTE 16 — CONSOLIDATING CONDENSED FINANCIAL INFORMATION

The Company's subsidiaries (excluding MGM Grand Detroit, LLC and certain minor subsidiaries) have fully and unconditionally guaranteed, on a joint and several basis, payment of the Senior Credit Facility, the senior notes and the senior subordinated notes. Separate condensed financial statement information for the subsidiary guarantors and non-guarantors as of December 31, 2004 and 2003 and for the years ended December 31, 2004, 2003 and 2002 is as follows:

As of and for the Years Ended December 31 (In thousands)	2004					2003				
Balance Sheet	**Parent**	**Guarantor Subsidiaries**	**Non-Guarantor Subsidiaries**	**Elimination**	**Consolidated**	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Elimination	Consolidated
Current assets	$ 48,477	$ 541,537	$ 230,188	$ —	$ 820,202	$ 64,429	$ 708,764	$ 85,987	$ —	$ 859,180
Property and equipment, net	8,266	8,820,342	97,506	(11,972)	8,914,142	9,373	8,525,531	158,407	(11,972)	8,681,339
Investments in subsidiaries	8,830,922	192,290	—	(9,023,212)	—	8,023,527	186,114	—	(8,209,641)	—
Investments in unconsolidated affiliates	127,902	1,056,903	—	(342,165)	842,640	127,902	970,275	—	(342,165)	756,012
Other non-current assets	67,672	346,201	124,172	—	538,045	47,251	312,699	154,788	—	514,738
	$ 9,083,239	$10,957,273	$ 451,866	$(9,377,349)	$ 11,115,029	$ 8,272,482	$ 10,703,383	$ 399,182	$ (8,563,778)	$ 10,811,269
Current liabilities	$ 132,279	$ 726,581	$ 69,117	$ —	$ 927,977	$ 118,078	$ 685,531	$ 63,009	$ —	$ 866,618
Intercompany accounts	(231,630)	206,698	24,932	—	—	(781,455)	756,181	25,274	—	—
Deferred income taxes	1,802,008	—	—	—	1,802,008	1,761,706	—	3,720	—	1,765,426
Long-term debt	4,607,118	851,730	—	—	5,458,848	4,640,365	878,651	2,874	—	5,521,890
Other non-current liabilities	1,760	102,595	50,137	—	154,492	—	71,702	51,845	—	123,547
Stockholders' equity	2,771,704	9,069,669	307,680	(9,377,349)	2,771,704	2,533,788	8,311,318	252,460	(8,563,778)	2,533,788
	$ 9,083,239	$10,957,273	$ 451,866	$(9,377,349)	$ 11,115,029	$ 8,272,482	$ 10,703,383	$ 399,182	$ (8,563,778)	$ 10,811,269
Statement of Operations										
Net revenues	$ —	$ 3,816,162	$ 421,942	$ —	$ 4,238,104	$ —	$ 3,466,394	$ 396,349	$ —	$ 3,862,743
Equity in subsidiaries earnings	955,995	117,686		(1,073,681)	—	646,997	110,528	—	(757,525)	—
Expenses:										
Casino and hotel operations	—	2,081,435	211,460	—	2,292,895	—	1,945,203	196,025	—	2,141,228
Provision for doubtful accounts	—	(3,555)	(74)	—	(3,629)	—	13,188	(618)	—	12,570
General and administrative	—	552,890	59,725	—	612,615	—	532,591	51,008	—	583,599
Corporate expense	11,988	65,922	—	—	77,910	5,892	55,649	—	—	61,541
Preopening and start-up expenses	129	10,147	—	—	10,276	105	28,711	450	—	29,266
Restructuring costs (credit)	—	4,118	1,507	—	5,625	248	6,349	—	—	6,597
Property transactions, net	(1,521)	9,831	355	—	8,665	363	(19,855)	551	—	(18,941)
Depreciation and amortization	1,039	371,229	30,277	—	402,545	1,081	367,030	32,655	—	400,766
	11,635	3,092,017	303,250	—	3,406,902	7,689	2,928,866	280,071	—	3,216,626
Income from unconsolidated affiliates	—	119,658	—	—	119,658	—	53,612	—	—	53,612
Operating income	944,360	961,489	118,692	(1,073,681)	950,860	639,308	701,668	116,278	(757,525)	699,729
Interest expense, net	(322,627)	(49,129)	(966)	—	(372,722)	(278,122)	(53,378)	(2,008)	—	(333,508)
Other, net	162	(22,532)	47	—	(22,323)	(6,134)	(16,427)	—	—	(22,561)
Income before income taxes and discontinued operations	621,895	889,828	117,773	(1,073,681)	555,815	355,052	631,863	114,270	(757,525)	343,660
Provision for income taxes	(206,258)	—	299	—	(205,959)	(109,645)	—	(3,742)	—	(113,387)
Income from continuing operations	415,637	889,828	118,072	(1,073,681)	349,856	245,407	631,863	110,528	(757,525)	230,273
Discontinued operations	(3,305)	7,362	58,419	—	62,476	(1,710)	6,585	8,549	—	13,424
Net income	$ 412,332	$ 897,190	$ 176,491	$(1,073,681)	$ 412,332	$ 243,697	$ 638,448	$ 119,077	$ (757,525)	$ 243,697
Statement of Cash Flows										
Net cash provided by (used in) operating activities	$ (351,000)	$ 1,038,957	$ 141,290	$ —	$ 829,247	$ (306,665)	$ 904,743	$ 142,681	$ 53	$ 740,812
Net cash provided by (used in) investing activities	(20,325)	(448,995)	125,856	(4,289)	(347,753)	(5,000)	(525,983)	(20,658)	(4,047)	(555,688)
Net cash provided by (used in) financing activities	381,467	(599,480)	(112,248)	4,289	(325,972)	310,575	(385,004)	(94,800)	3,994	(165,235)

For the Year Ended December 31, 2002 (In thousands)

	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Elimination	Consolidated
Statement of Operations					
Net revenues	$ —	$ 3,353,772	$ 403,156	$ —	$ 3,756,928
Equity in subsidiaries earnings	671,076	108,361	—	(779,437)	—
Expenses:					
Casino and hotel operations	—	1,828,744	187,950	—	2,016,694
Provision for doubtful accounts	—	27,317	358	—	27,675
General and administrative	—	515,682	45,227	—	560,909
Corporate expense	3,268	40,588	—	—	43,856
Preopening and start-up expenses	403	13,738	—	—	14,141
Restructuring costs (credit)	—	(17,021)	—	—	(17,021)
Property transactions, net	—	9,958	4,754	—	14,712
Depreciation and amortization	2,683	352,910	23,134	3,058	381,785
	6,354	2,771,916	261,423	3,058	3,042,751
Income from unconsolidated affiliates	—	32,361	—	—	32,361
Operating income	664,722	722,578	141,733	(782,495)	746,538
Interest expense, net	(237,666)	(26,347)	(15,652)	—	(279,665)
Other, net	—	(10,370)	(1,634)	3,058	(8,946)
Income from continuing operations before income taxes	427,056	685,861	124,447	(779,437)	457,927
Provision for income taxes	(133,423)	(31,022)	(4,006)	—	(168,451)
Income from continuing operations	293,633	654,839	120,441	(779,437)	289,476
Discontinued operations	(1,198)	(2,765)	6,922	—	2,959
Net income	$ 292,435	$ 652,074	$ 127,363	$ (779,437)	$ 292,435
Statement of Cash Flows					
Net cash provided by (used in) operating activities	$ 1,206,670	$ (512,364)	$ 151,443	$ 797	$ 846,546
Net cash provided by (used in) investing activities	(3,588)	(339,380)	(27,179)	(1,063)	(371,210)
Net cash provided by (used in) financing activities	(1,212,536)	896,900	(139,114)	265	(454,485)

NOTE 17 — SELECTED QUARTERLY FINANCIAL RESULTS (UNAUDITED)

(In thousands, except per share amounts)	2004					2003				
Quarter	First	Second	Third	Fourth	Total	First	Second	Third	Fourth	Total
Net revenues	**$ 1,066,436**	**$ 1,072,525**	**$ 1,036,396**	**$ 1,062,747**	**$ 4,238,104**	$ 951,874	$ 974,117	$ 976,842	$ 959,910	$ 3,862,743
Operating income	**254,666**	**260,597**	**222,357**	**213,240**	**950,860**	159,485	171,560	158,542	210,142	699,729
Income from continuing operations	**97,140**	**101,663**	**76,167**	**74,886**	**349,856**	48,776	54,456	41,375	85,666	230,273
Net income	**105,848**	**104,717**	**126,881**	**74,886**	**412,332**	51,003	53,750	47,209	91,735	243,697
Basic income per share:										
Income from continuing operations	**$ 0.68**	**$ 0.73**	**$ 0.55**	**$ 0.54**	**$ 2.51**	$ 0.32	$ 0.36	$ 0.28	$ 0.60	$ 1.55
Net income	**0.74**	**0.75**	**0.92**	**0.54**	**2.95**	0.34	0.36	0.32	0.64	1.64
Diluted income per share:										
Income from continuing operations	**$ 0.66**	**$ 0.70**	**$ 0.54**	**$ 0.52**	**$ 2.42**	$ 0.32	$ 0.36	$ 0.27	$ 0.58	$ 1.52
Net income	**0.72**	**0.72**	**0.89**	**0.52**	**2.85**	0.33	0.35	0.31	0.62	1.61

Results for the fourth quarter of 2004 include a reduction of Borgata's state tax expense, our share of which is recorded as "non-operating items from unconsolidated affiliates". Borgata received a notice of refund of certain state tax credits and recorded a benefit for amounts earned in 2003 and 2004. Our share of the adjustment was $12 million, or $0.05 per share, net of tax.

Because income per share amounts are calculated using the weighted average number of common and dilutive common equivalent shares outstanding during each quarter, the sum of the per share amounts for the four quarters may not equal the total income per share amounts for the year.

NOTE 18 — SUBSEQUENT EVENT

Redemption of Senior Notes. In January 2005, the Company announced that it had called all of its outstanding 6.875% Senior Notes due February 2008 for redemption. The notes were redeemed at the present value of future interest payments plus accrued interest at the date of redemption. The Company recorded a loss on retirement of debt of $20 million in the first quarter of 2005. As a result of the redemption of the February 2008 Senior Notes and the repayment of the $300 million 6.95% Senior Notes that matured in February 2005, the Company applied for, and received, release of collateral under its Senior Credit Facility and senior notes. Therefore, the Company's Senior Credit Facility and senior notes are now unsecured, but are still subject to guarantees by the Company and each of its material subsidiaries, excluding MGM Grand Detroit, LLC and the Company's foreign subsidiaries.

INVESTOR INFORMATION

The following table represents the high and low trading prices of the Company's common stock:

For the years ended December 31,	2004		2003	
	High	**Low**	High	Low
First Quarter	**$ 46.18**	**$ 36.71**	$ 34.45	$ 24.09
Second Quarter	**49.79**	**40.99**	35.50	26.40
Third Quarter	**50.14**	**39.61**	38.59	32.03
Fourth Quarter	**73.50**	**49.15**	38.20	34.05

The Company's common stock is listed on the New York Stock Exchange. The symbol is MGG.

Forward-Looking Statements

This Annual Report contains some forward-looking statements which are subject to change. Actual results may differ materially from those described in any forward-looking statement. Additional information concerning potential factors that could affect our future results is included under the caption "Factors that May Affect Our Future Results" in Item 1 of our Annual Report on Form 10-K for the year ended December 31, 2004. This statement is provided as permitted by the Private Securities Litigation Reform Act of 1995.

Transfer Agent and Registrar For Common Stock

Mellon Investor Services LLC
85 Challenger Road
Ridgefield Park, NJ 07660
www.melloninvestor.com
1-800-358-2066

Independent Public Accountants

Deloitte & Touche LLP
3773 Howard Hughes Parkway
Suite 490, North Tower
Las Vegas, NV 89109

Form 10-K

A copy of the Company's annual report on Form 10-K, as filed with the Securities and Exchange Commission, will be furnished without charge to any stockholder upon written request to:

Mr. Bryan L. Wright
Senior Vice President, Assistant General Counsel and Assistant Secretary
MGM MIRAGE
3600 Las Vegas Blvd. South
Las Vegas, NV 89109

Corporate Information

Directors

J. Terrence Lanni
Director/Officer
Chairman & Chief Executive Officer

John T. Redmond
Director/Officer
President & Chief Executive Officer,
MGM Grand Resorts, LLC

Robert H. Baldwin
Director/Officer
President & Chief Executive Officer,
Mirage Resorts, Incorporated,
President - Project CityCenter

James J. Murren
Director/Officer
President, Chief Financial Officer
& Treasurer

Gary N. Jacobs
Director/Officer
Executive Vice President, General
Counsel & Secretary

James D. Aljian
Director
Executive, Tracinda Corporation

Terry N. Christensen
Director
Partner, Christensen, Miller, Fink, Jacobs,
Glaser, Weil & Shapiro, LLP

Willie D. Davis
Director
President & Director,
All-Pro Broadcasting, Inc.

Alexander M. Haig, Jr.
Director
Chairman, Worldwide
Associates, Inc.

Alexis M. Herman
Director
President, Alexis M. Herman, LLC

Roland Hernandez
Director
President, Hernandez Media Ventures

Kirk Kerkorian
Director
President & Chief Executive Officer,
Tracinda Corporation

George J. Mason
Director
Senior Managing Director,
Bear Stearns & Co., Inc.

Ronald M. Popeil
Director
Chief Executive Officer, RONCO, Inc.

Daniel M. Wade
Director

Melvin B. Wolzinger
Director
General Partner, W.W. Investment Co.

Alex Yemenidjian
Director
Chairman & Chief Executive Officer,
Metro Goldwyn Mayer Inc.

Officers

Glenn D. Bonner
Senior Vice President
Chief Information Officer

Daniel J. D'Arrigo
Senior Vice President
Finance

Alan Feldman
Senior Vice President
Public Affairs

Bruce Gebhardt
Senior Vice President
Global Security

Phyllis A. James
Senior Vice President &
Senior Counsel

Cynthia Kiser Murphey
Senior Vice President
Human Resources

Punam Mathur
Senior Vice President
Corporate Diversity &
Community Affairs

Robert C. Selwood
Senior Vice President
Accounting

Bryan L. Wright
Senior Vice President,
Assistant General Counsel & Assistant
Secretary

Corporate Directory

MGM MIRAGE
3600 Las Vegas Blvd South
Las Vegas, NV 89109
1-702-693-7120
www.mgmmirage.com

Bellagio
3600 Las Vegas Blvd South
Las Vegas, NV 89109
1-702-693-7111
Reservations
1-702-693-7444
1-888-987-3456
www.bellagiolasvegas.com

MGM Grand Las Vegas
3799 Las Vegas Blvd South
Las Vegas, NV 89109
1-702-891-1111
Reservations
1-702-891-7777
1-800-929-1111
www.mgmgrand.com

The Mirage
3400 Las Vegas Blvd South
Las Vegas, NV 89109
1-702-791-7111
Reservations
1-702-791-7444
1-800-627-6667
www.mirage.com

Treasure Island
3300 Las Vegas Blvd South
Las Vegas, NV 89109
1-702-894-7111
Reservations
1-702-894-7444
1-800-944-7444
www.treasureisland.com

New York-New York Hotel & Casino
3790 Las Vegas Blvd South
Las Vegas, NV 89109
1-702-740-6969
Reservations
1-702-740-6900
1-800-693-6763
www.nynyhotelcasino.com

Primm Valley Resorts
PO Box 95997
Las Vegas, NV 89183
1-702-382-1212
Reservations
1-800-FUN-STOP
1-800-386-7867
www.primmvalleyresorts.com

The Boardwalk Hotel & Casino
3750 Las Vegas Blvd South
Las Vegas, NV 89109
1-702-735-2400
Reservations
1-800-635-4581
www.boardwalklv.com

MGM Grand Detroit
1300 John C. Lodge
Detroit, MI 48226
1-313-393-7777
www.detroit.mgmgrand.com

Beau Rivage
875 Beach Blvd
Biloxi, MS 39530
1-228-386-7111
1-888-750-7111
Reservations
1-888-595-2534
www.beaurivage.com

Monte Carlo
3770 Las Vegas Blvd South
Las Vegas, NV 89109
1-702-730-7777
Reservations
1-702-730-7000
1-800-311-8999
www.monte-carlo.com

Borgata Hotel Casino & Spa
One Borgata Way
Atlantic City, NJ 08401
1-609-677-1000
1-800-845-0711
www.theborgata.com

You can tell the future by the people who build it.



Our future is in the hands of 70,000 exceptional people. Proud people from two great organizations working together to shape our destiny. The new family of MGM MIRAGE.

This is truly a company that cares. We care enough about every member of our family to provide Healthy Living health and wellness programs for our employees, as well as comprehensive training and development programs and career growth opportunities.

Our employees in turn care enough about their community to have donated over $8 million to worthy causes through the MGM MIRAGE Voice Foundation.

defining the future

Your company will continue to invest in bricks and mortar, maintaining and extending our position of leadership, always creating with imagination and energy. The combined momentum of Mandalay Resort Group and MGM MIRAGE will unquestionably give us dramatic leverage to achieve our goals for the future.



MGM MIRAGE®

POWERHOUSE